INTERIM REPORT
(From January 1, 2010 to June 30, 2010)
THIS IS AN ENGLISH TRANSLATION OF THE INTERIM REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.
UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

INTERIM REPORT
(From January 1, 2010 to June 30, 2010)
To: Financial Services Commission and Korea Stock Exchange

Choi, Jong-Tae
President and Representative Director POSCO 1 Koedong-dong, Pohang-si, Kyongsangbuk-do, Korea Telephone: +82-54-220-0114

Young-Hoon Lee
Senior Vice President POSCO Telelphone: +82-2-3457-0114

I.	Overview

II.	Business

III.	Financial Statements

IV.	Corporate Governance and Company Affiliates
Attachment: Independent Accountants’ Review Report

3

I. OVERVIEW

1.	Scope of Business
A.	POSCO (the “Company”)

	Business	Note
a.	Production and sale of crude steel and stainless steel (STS) products
b.	Port/harbor loading/unloading, warehousing, packaging	No engagement in this business during the first half of 2010
c.	Management of professional athletic organizations
d.	Power generation, renewable energy projects, liquefied natural gas logistics and exploration, and other incidental businesses
e.	Real property lease business
f.	Public energy services and distribution system
g.	Marine transportation of mineral resources; domestic and overseas processing and sales of mineral resources
h.	Educational services and other incidental services
i.	Production and sale of non-ferrous metals
j.	Other businesses incidental or related, directly or indirectly, to the foregoing businesses.
B.	POSCO Business Group
(1)	Name of Business Group: POSCO
(2)	Companies Belonging to Large Business Groups
POSCO, POSCO Coated and Color Steel Co., Ltd., SUNGJIN GEOTEC Co., Ltd., POSCO ICT Co., Ltd., POSCO CHEMTECH Co., Ltd, Samjung Packing and Aluminum Co., Ltd., POSCO E&C Co., Ltd., Seung Kwang Co., Ltd., POS-AC Co., Ltd., POSCO Research Institute, Posteel Co., Ltd., POSCO Specialty Steel Co., Ltd., POSCO Plant Engineering Co., Ltd., POSCO Terminal Co., Ltd., POSTECH Venture Capital Corp., Metapolis Co., Ltd., Posmate Co., Ltd., POSCO Power Corp., SNNC Co., Ltd., PHP Co., Ltd., POSBRO Inc., Suwon Green Environment, POSCORE Co., Ltd., POSWITH Co., Ltd., Uitrans Co. Ltd., PNR Co., Ltd., Pohang Fuel Cell Power Co., Ltd., RISTec-Biz Co., Ltd., Cheongna IBT Co., Ltd., Mega-Asset Co., Ltd., Daewoo Engineering Company, Basys Industry Co., Ltd., Pohang Steel Fabrication Center, POSCALCIUM Co., Ltd., DAKOS, Songdose Co., Ltd. Universal Studios Resort Asset Management Corporation, eNtoB Corporation, Medical Materials Co., Ltd., POSCO AST Co., Ltd., Daimyung Technology Metal Service, POSCO E&E, POMIC Co., Ltd., POS Himetal, POSFINE, POSECOHOUSING

4

Co., LTD., Mapo Hibroad Parking Co., Ltd., Gwangyang Steel Fabrication Center, POSPLATE Co., LTD., Pure Gimpo Co., Ltd., PLANT EST Co., Ltd., 9Digit Co., Ltd., YUYOUNG METAL, SHINKI E&T Co., Ltd., ANJEONG District Corporation

•	Changes in companies belonging to large business groups before the first half of 2010
—	Exclusion of subsidiary: POSCO Machinery Co. Ltd. (January 26, 2010)

—	Exclusion of subsidiary: POSCON Co., Ltd. (February 23, 2010)

—	Addition of subsidiary: POSECOHOUSING Co., LTD. (February 1, 2010)

—	Addition of subsidiary: POSCALCIUM Co., LTD. (February 1, 2010)

—	Addition of subsidiary: DAKOS (February 1, 2010)

—	Addition of subsidiary: Mapo Hibroad Parking Co., LTD. (February 1, 2010)

—	Addition of subsidiary: Gwangyang Steel Fabrication Center (March 2, 2010)

—	Addition of subsidiary: POSPLATE (March 2, 2010)

—	Exclusion of subsidiary: Universal Studios Resort Development Corporation (April 1, 2010)

—	Addition of subsidiary: Pure Gimpo Co., Ltd. (April 1, 2010)

—	Addition of subsidiary: PLANT EST Co., Ltd. (May 3, 2010)

—	Addition of subsidiary: 9Digit Co., Ltd. (June 1, 2010)

—	Addition of subsidiary: SUNGJIN GEOTEC Co., Ltd. (June 1, 2010)

—	Addition of subsidiary: SHINKI E&T Co., Ltd. (June 1, 2010)

—	Addition of subsidiary: ANJEONG District Corporation (June 1, 2010)

—	Addition of subsidiary: YUYOUNG METAL (June 1, 2010)

—	Addition of subsidiary: Songdose Co., Ltd. (June 1, 2010)

•	Changes in companies belonging to large business groups after the first half of 2010
—	Addition of subsidiary: POREKA Co. (July 1, 2010)

—	Addition of subsidiary: Busan E&E Co., Ltd. (August 2, 2010)

—	Addition of subsidiary: POSGREEN Co., Ltd. (August 2, 2010)

—	Exclusion of subsidiary: Universal Studios Resort Asset Management Corporation (August 11, 2010)

—	Exclusion of subsidiary: RISTec-Biz Co., Ltd.(August 12, 2010)

—	Exclusion of subsidiary: Medical Materials Co., Ltd.(August 12, 2010)
(3)	Related laws and regulations
—	The Korea Fair Trade Commission has designated POSCO as a Business Group subject to limitations on Cross-Shareholding and Debt Guarantee for Affiliates pursuant to the Monopoly Regulation and Fair Trade Act.

5

Details
a.	Prohibition on Cross Shareholdings (Article 9-1 of the Monopoly Regulation and Fair Trade Act)

b.	Prohibitions on Debt Guarantees for Affiliated Corporations (Article 10-2 of the Monopoly Regulation and Fair Trade Act)

c.	Prohibitions on Shareholding of Venture Capitals for Subsidiaries (Article 9-3 of the Monopoly Regulation and Fair Trade Act)

d.	Limitation of Voting Rights of Finance or Insurance Companies (Article 11 of the Monopoly Regulation and Fair Trade Act)

e.	Resolution of Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article 11-2 of the Monopoly Regulation and Fair Trade Act)

f.	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the Monopoly Regulation and Fair Trade Act)

g.	Report on Status of Shareholding (Article 13 of the Monopoly Regulation and Fair Trade Act)

2.	Business Organization
A.	Highlights of the Company’s Business Organization

Historical highlights and changes since establishment
(a)	Date of establishment: April 1, 1968

(b)	Location of the headquarters: 1, Koedong-dong, Pohang-si, Kyongsang buk-do, Korea

(c)	Steel Works and Offices
•	Pohang Works: 5 Dongchon-dong, Nam-ku, Pohang-si, Kyonsangbuk-do, Korea

•	Gwangyang Works: 700 Kumho-dong, Gwangyang-si, Chollanam-do, Korea

•	Principal Executive Office: POSCO Center, 892 Daichi-4 dong, Kangnam-ku, Seoul, Korea
•	Overseas Offices:	The Company operates seven offices overseas (including Indonesia (Jakarta), United Arab Emirates (Dubai), Czech Republic (Prague), European Union, Brazil (Rio de Janeiro), Russia (Moscow), and Egypt(Cairo) for the purpose of supporting international business.
☐	Changes in Overseas Offices
—	Closing of Hanoi office in Vietnam(’10. 5)
(d)	Composition of Board of Directors (as of February 26, 2010)

6

•	Standing Directors
—	Terms of office for Yoon, Seok-Man, Lee, Dong-Hee, Hur, Nam-Suk, Chung, Keel-Sou expired on February 26, 2010

—	New members : Park, Han-Yong, Oh Chang-Kwan, Kim, Jin Il
•	Outside Directors
—	Terms of office for Jeffrey D. Jones expired on February 26, 2010
•	Representative Directors
—	Prior to February 26, 2010: Chung, Joon-Yang, Lee, Dong-Hee, Choi, Jong-Tae

—	As of February 26, 2010: Chung, Joon-Yang, Choi, Jong-Tae
(e)	Largest Shareholder
—	National Pension Corporation is the largest shareholder

—	Date of Disclosure: January 30, 2007
(for further reference please refer to the public disclosure regarding the change of the largest shareholder on Jan 30 2007, Jul 27 2007, Jan 29 2008, Jul 25 2008, Jan 21 2009, Mar 2 2009, Jul 22 2009, Oct 9 2009, Jan 26 2010 and July 20 2010)
B.	Merger, Acquisition and Handover of Businesses

[none]
C.	Major Changes in Production Facilities
—	There were no material changes before the first half of 2010.

3.	Equity Capital
A.	New Issuance of Registered Form Common Stock
☐	No new issuance of registered form Common Stock in the last five years.
B.	Convertible Bonds

[None]
C.	Bonds with Warrant

[None]

7

4.	Other information regarding Shares
A.	Total Number of Shares

(As of June 30, 2010)
Authorized Shares	Outstanding Shares
200,000,000	87,186,835

☐	Par value: Won 5,000 per share
B.	Treasury Stock Holding and Cancellation

(1)	Treasury Stock Holding and Cancellation

(As of June 30, 2010)
Method of purchase	Type	Beginning	Increased	Decreased	Cancelled	Balance
Direct	Registered Common	7,792,072	—	—	—	7,792,072

Special Money Trust		2,361,885	—	—	—	2,361,885

Total		10,153,957	—	—	—	10,153,957

☐ Beginning balance : as of Dec 31, 2009
(2)	Treasury Stock purchased under the Special Money Trust Contract

(Unit: billion Won)
Items	Beginning	Increased	Decreased	Balance
Special Money Trust	822.2	0.7	—	822.9
•	The initial amount of treasury stock special money trust contract : KRW 550 billion

•	Renewal of treasury stock special money trust contract
—	Hana Bank, Shinhan Bank, Daegu Bank, National Agricultural Cooperative Federation (NACF)

—	Renewed contract period from May 12, 2010 until May 11, 2013

—	Renewed contract amount: KRW 822.9 billion
C.	Voting Rights

(As of June 30, 2010)
	Number of shares	Remarks
1. Number of outstanding shares	87,186,835
2. Shares without voting rights *	10,157,957
3. Shares with voting rights	77,028,878

*	Treasury Stock: 10,153,957 shares

*	Shares in mutual ownership: 4,000 shares

8

D.	Earnings and Dividend

(Unit: Million Won)
	1H 2010
	(’10.1.1 ~ ’10.6.30)	2009	2008
Net Profit	2,633,481	3,172,264	4,446,933
EPS (Won)	34,186	41,380	58,905
Cash Dividend Paid	192,582	615,569	762,760
Pay-out Ratio	—	19.4%	17.2%
Dividend per share (Won)	2,500	8,000	10,000
Dividend Yield	—	1.31%	2.62%

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II. BUSINESS
1.	Current Situation of POSCO
(1)	Domestic Market Share

(Unit: Million Tons, %)
	1H 2010
	(’10.1.1 ~ ’10.6.30)		2009		2008
Category	Production	Market share	Production	Market share	Production	Market share
Crude steel production	28.9	100	48.5	100	53.3	100
POSCO	16.6	57	29.5	61	33.1	62
Others	12.3	43	19.0	39	20.2	38

• Source: Korea Iron and Steel Association
(2)	Characteristics of the Steel Market
—	The steel industry supplies materials to major industries, including the automobile, shipbuilding, and electronics appliance industries.

—	Domestic sales represent 66% and overseas sales represent 34% of our total sales volume (major overseas markets include China, Japan and Southeast Asian countries).

—	The company also maintains a made-to-order supply system and 75% of domestic sales are direct business based on actual demand to secure stable operation.
(3)	Current Situation and Prospect of New Businesses
¡	Establishment of Steelworks in India
—	Established POSCO-India Private Limited (’05.8)

—	POSCO entered into a Memorandum of Understanding with the government of Orissa on June 22, 2005 to construct an integrated steelworks with an annual production capacity of 12million tons and to develop iron ore captive mines.
[Development of iron ore captive mines]
—	Filed three Mining Prospecting License applications with the state government of Orissa (’05.9)

—	State government of Orissa recommended approval of the Khandadhar Mining Prospecting License to the central government of India (’06.12)

—	Central government of India denied the Khandadhar Mining Prospecting License and remanded to the state government of Orissa (’07.7)

—	State government of Orissa resubmitted recommendation for approval of Khandadhar Mining

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Prospecting License to the central government of India (’09.1)

—	Orissa High Court set aside the state government’s recommendation for prospecting licence and mining lease to POSCO in Khandadhar iron ore mines and State government of Orissa took a step of appeal to the Supreme Court (’10.7)
[Establishment of Steelworks]

—	Obtained central government’s approval of environment impact assessment for port construction (`07.5)

—	Obtained central government’s approval of environment impact assessment for steel mill construction (`07.7)

—	Obtained stage one clearance for 2,959 acres of forest land from the Indian Supreme Court (’08.8)

—	Acquired approximately 509 acres of land for the construction of a steel mill and a port (’09.4)

—	Obtained approval from the Central Government for the deforestation of the steel mill construction site (’09.12)

—	Acquiring 2,959 acres of national land for the construction of a steel mill has been in progress (’10.3)

—	Compensation plan for the Emigration was settled (’10.7)
¡	Establishment of Steelworks in Indonesia
—	Entered into a memorandum of agreement with PT Krakatau Steel, an Indonesian state owned company, to build an integrated steelwork with a total annual production capacity of 6 million tons of steel products in Indonesia.

—	Planned to enter into a joint venture agreement in August, 2010.

—	The first phase of construction for the establishment of a steel mill with an annual production capacity of 3 million tons of steel products is expected to commence in 2011 and to be completed in 2013.
¡	Establishment of POSCO Maharashtra Steel Private Limited Continuous Galvanizing Line
—	Construction started (’10.3)

—	Purpose of Investment: to establish a Continuous Galvanizing Line with a production capacity of 450 thousand tons per year for expansion of car plate sales in Pune, Delhi and Chennai.

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2.	Key Products and Raw Materials
A.	Current Situation of Key Products

(Unit : Hundred Million Won)
Business	Source of
area	sales	Items	Specific utility	Key brand	Sales (portion)
Steel production	Products	Hot rolled products	Steel pipes, shipbuilding, etc.	POSCO	60,891 (41%)
		Cold rolled products	Automobiles, electronic appliances, etc.		62,633 (42%)

		STS	Silverware, steel pipes, etc.		22,996 (16%)

	Others	Slag	Raw material for cement, etc.		2,429 ( 2%)

	sales discount				-127 (-0%)

Total					148,822 (100%)
B.	Price Trends of Key Products

(Unit: Thousand Won/Ton )
	1H 2010
Items	(’10.1.1 ~ ’10.6.30)	2009	2008
Hot-rolled Product (HR)	795	799	840
Cold-rolled Product (CR)	918	925	927
(1)	Criteria for Calculation

•	Product items and objects for calculation: Unit prices of standard hot-rolled product and cold-rolled product.

•	Unit and method for calculation: The average price of each product based on its total sales during the given period, including freight.
(2)	Factors of Price Fluctuations

•	Cutting down domestic product price in May 2009 according to expected decrease in global steel price and raw material prices; Increased domestic product price 9.8~25% in May 2010 according to trend of rising raw material prices and the import price of steel.
C.	Current Situation of Major Raw Materials

(Unit: Hundred Million Won)
Purchase
Business	Type of			amount
area	purchase	Item	Specific use	(portion)	Remarks
Steel production	Raw materials	Iron ore	Iron ore for blast furnaces	25,922 (32.5%)	BHP Billiton of Australia, Rio Tinto, VALE of Brazil

12

(Unit: Hundred Million Won)
Purchase
Business	Type of			amount
area	purchase	Item	Specific use	(portion)	Remarks
		Coal	Coking coal: Heat source for blast furnaces,	21,270 (26.6%)	Anglo of Australia, Rio Tinto, Teck of Canada
Smokeless coal:
Sintering fuel
		STS materials	Key materials for STS production	15,688 (19.6%)	Nickel, Fe-Cr, STS scrap iron, etc.
		Other minerals	Sub-materials for iron-making, steelmaking	17,001 (21.3%)	Iron material, Alloy iron, non-ferrous metal, limestone, etc.
Total				79,881
D.	Price Trends of Key Materials

(Unit: Thousand Won/Ton)
	1H 2010
Category	(’10.1.1 ~ ’10.6.30)	2009	2008
Iron ore	154	87	137
Coal	230	166	327
Scrap iron	473	394	509
Nickel	24,396	18,873	22,994
☐	Key Factors in Price Fluctuations

A.	Iron ore

			1H 2010
	2008	2009	(’10.1.1 ~ ’10.6.30)
Trend of international benchmark price (FOB):	U$126/ton	U$68/ton	U$134/ton

—	Platts Index (Fe 62%)

13

B.	Coal

			1H 2010
	2008	2009	(’10.1.1 ~ ’10.6.30)
Trend of international benchmark price (FOB):	U$250/ton	U$172/ton	U$165/ton

—	Coal (FOB): based on Australian Premium Hard Coking Coal price
C.	Scrap iron

			1H 2010
	2008	2009	(’10.1.1 ~ ’10.6.30)
Trend of purchase price (CFR):	U$462/ton	U$307/ton	U$403/ton

—	Scrap iron (CFR)
D.	Nickel

			1H 2010
	2008	2009	(’10.1.1 ~ ’10.6.30)
Trend of LME Cash price:	U$9.58/lb	U$6.65/lb	U$9.62/lb
	U$21,111/ton	U$14,655/ton	U$21,217/ton

☐	LME: London Metal Exchange
3.	Production and Facilities
A.	Production Capacity

(Unit: Thousand Ton)
	1H 2010
Items	(’10.1.1 ~ ’10.6.30)	2009	2008
Pohang Works	7,500	15,000	15,000
Gwangyang Works	9,000	18,000	18,000
Total	16,500	33,000	33,000

14

B.	Production and Capacity Utilization Rate

(1)	Production

(Unit: Thousand Ton)
		1H 2010
Items		(’10.1.1 ~ ’10.6.30)	2009	2008
Crude Steel	Pohang	7,236	14,344	14,936
	Gwangyang	9,355	15,186	18,200
Subtotal		16,591	29,530	33,136
Hot-Rolled	Pohang	1,568	3,107	3,331
Products	Gwangyang	2,397	4,968	5,236
Plate	Pohang	2,083	4,486	4,738
Wire Rod	Pohang	1,004	1,950	2,027
P O Cold Rolled Products	Gwangyang	1,204	1,664	2,406
	Pohang	818	1,586	1,739
	Gwangyang	2,221	3,947	4,487
Coated Steel	Pohang	218	357	304
	Gwangyang	1,962	2,787	4,022
Electrical Steel	Pohang	519	849	940
STS	Pohang	839	1,348	1,347
Others	Pohang	193	360	521
	Gwangyang	570	834	739
Total Products		15,596	28,243	31,837
Pohang		7,242	14,043	14,947
Gwangyang		8,354	14,200	16,890
(2)	Capacity Utilization Rate for the first half of 2010 in terms of crude steel production

(Unit: Thousand Ton)
Items	Capacity	Production	Utilization Rate
Pohang Works	7,500	7,236	96.5%
Gwangyang Works	9,000	9,355	103.9%
Total	16,500	16,591	100.6%

—	Utilization Rate = Production/ Production Capacity
C.	Production Facilities

15

(1)	Book Value of Fixed Assets

(Unit: Million Won)
		Beginning				Ending
Items		Book Balance	Increased	Decreased	Depreciation	Book Balance
Pohang	Land	444,870	821	4,389	—	441,302
	Building	1,175,768	40,870	128	44,619	1,171,891
	Structures	812,779	42,483	2,088	30,146	823,028
	Machinery and
	Equipment	4,586,813	273,324	7,680	505,428	4,347,029
	Vehicles	12,552	1,424	—	3,279	10,697
	Tools and Fixtures	9,291	2,114	—	2,054	9,351
	Furniture and Others	32,259	7,336	187	5,505	33,903
	Financial Lease Assets	9,555	—	—	319	9,236

Gwangyang	Land	516,999	16	—	—	517,015
	Building	822,742	336,090	633	46,637	1,111,562
	Structures	667,141	41,399	357	30,876	677,307
	Machinery and
	Equipment	3,683,619	432,424	628	387,922	3,727,493
	Vehicles	4,251	1,288	2	1,033	4,504
	Tools and Fixtures	7,446	1,632	—	1,888	7,190
	Furniture and Others	17,798	1,161	1	3,229	15,729
(2)	Major Capital Expenditures
(a)	Investments under construction

(Unit : Hundred Million Won)
				Invested
				Amount
				(1H 2010,	Amount
			Total	’10.1.1	to be
Items	Date	Project	Investment	~’10.6.30)	invested
Expansion	’08.09~’11.12	G) Installation of 5th
		sintering mill and 5th
		coking mill	16,813	8,929(4,664)	7,884
	’08.08~’10.09	P) Construction of new
		steelmaking plant	12,734	11,465(2,926)	1,269
	’09.10~’16.09	P, G) Capacity expansion of
		treatment of raw materials	12,258	3,100(1,359)	9,158
	’09.01~’12.03	P) Construction of new PGL	2,673	311 (252)	2,362
Renovation/ Replacement	’08.10~’11.03	P) Renovation of 4th furnace	3,836	2,461(1,138)	1,375
	’09.12~’10.10	P) Capacity Improvement of
		2-2 continuous casting
		machine	1,579	696 (503)	883
Others			35,338	24,548(6,204)	10,790
Total			85,231	51,511(17,046)	33,721

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(b)	Planned investments

(Unit : Hundred Million Won)
		Planned investments
Location	Project	2010	2011	2012
Pohang	Expansion, Renovation and Replacement of Existing Facilities	16,217	21,755	23,049
	Sub-total	16,217	21,755	23,049
Gwangyang	Expansion, Renovation and Replacement of Existing Facilities	19,455	15,425	17,211
	Sub-total	19,455	15,425	17,211
Total		35,672	37,180	40,260
4.	Sales
Steel Product Sales

(Unit: Hundred Million Won)
		1H 2010	1H 2009	2009
Items		(’10.1.1 ~ ’10.6.30)	(’09.1.1 ~’09.6.30)	(’09.1.1 ~’09.12.31)
Hot-Rolled Products	Domestic	47,711	49,083	96,581
	Export	13,180	14,442	28,525
	Total	60,891	63,525	125,106
Cold-Rolled Products	Domestic	35,014	25,372	55,426
	Export	27,619	23,972	50,111
	Total	62,633	49,344	105,537
Stainless Steel	Domestic	13,372	7,658	19,047
	Export	9,624	5,878	15,813
	Total	22,996	13,536	34,860
Others	Domestic	2,414	1,872	4,251
	Export	15	32	47
	Total	2,429	1,904	4,298
Subtotal	Domestic	98,512	83,985	175,305
	Export	50,437	44,324	94,496
	Total	148,949	128,309	269,801
Discount		-126.8	-156	-262
Total		148,822	128,153	269,539
5.	Derivatives
Currency Forward Contracts
¡	Derivative valuation loss of Exchangeable Notes exchangeable into ADRs of SK Telecom issued on August 19, 2008: KRW 1,197 million

17

6.	Significant Contracts

Contract	Date	Remarks
Joint-Venture with Nippon Steel Corporation	’09.1	Made a joint-venture contract whereby NSC will gain a 15 percent stake (US$ 37.2 million) in POSCO-Vietnam by purchasing its newly issued shares
Production of High-Quality FeMn	’09.7	POSCO and Dongbu Metal Co., Ltd. entered into an agreement to establish a joint-venture firm, for the production of melted high-quality FeMn to be used in the manufacture of high grade Mn steel for automobiles parts and plates. Upon completion of the transaction, POSCO would acquire a 65 percent stake in joint-venture firm.
Acquisition of Taihan ST Co., Ltd.	’09.7	POSCO purchased and acquired 65.1% of all issued and outstanding shares of Taihan ST Co., Ltd. priced at KRW 60 billion to strengthen its competitiveness in the stainless steel market.
Acquisition of Asia Stainless Corporation	’09.7	In order to strengthen its competitiveness in the global stainless steel industry, POSCO purchased and acquired 90 percent of all issued and outstanding shares of Asia Stainless Corporation, a Vietnamese corporation.
Equity Swap with Kookmin Bank	’09.10	POSCO to purchase 4,084,967 shares of KB Financial Group’s stock (1.15 percent of KB Financial Group’s outstanding shares) worth KRW 250.0 billion Kookmin Bank to purchase 462,962 shares of POSCO Treasury Stocks (0.53 percent of POSCO’s outstanding shares) worth KRW 250.0 billion
Cooperation Agreement with Roy Hill Holdings Pty. Ltd.	’10.1	POSCO and Roy Hill Holdings Pty. Ltd. (thereafter “Company”) entered into a Cooperation Agreement under which POSCO shall acquire conversion right of the Company constituting 3.75% of the total issued and outstanding shares of the Company. Upon satisfactory completion of the project feasibility study, POSCO will acquire and own a total of 15% of the total issued and outstanding shares of the Company, including exercise of 3.75% equity conversion right.
Shares purchase agreement for acquiring SUNG JIN GEOTEC Co., Ltd.	’10.3	POSCO has entered into a shares purchase agreement to acquire 12,345,110 shares of SUNG JIN GEOTEC Co., Ltd. (40.4% stake in the SUNG JIN GEOTEC Co., Ltd.’s outstanding shares) worth KRW 159,251,919,000. The shares purchase agreement will be effective based on resolution of Board of Directors of POSCO and approval for mergers and acquisitions of Fair Trade Commission.

18

Contract	Date	Remarks
Named as the preferred bidder for acquiring Daewoo International Corporation	’10.5	POSCO was named as the preferred bidder for acquiring stake in Daewoo International Corporation
Investment into AMCI(WA) Pty Ltd in Western Australia	’10.7	POSCO decided to acquire a 49% stake in the AMCI(WA) Pty Ltd for approximately A$183 million

• Please refer to Form 6-K for additional information
7.	Research and Development
A.	Research and Development (R&D) Organization

	Organization	Staff
In-house	Technology Development Department	85
	Productivity Research Center	82
	Environment and Energy Department	21
	Technical Research Laboratory (Group)	839
Independent	Research Institute of Industrial Science and Technology	429
	POSTECH	1,244
B.	R&D Expenses

(Unit: Million Won)
	1H 2010
	(’10.1.1 ~ ’10.6.30)	2009	2008	2007
Raw Materials	44,501	115,500	93,016	49,552
Labor cost	30,074	44,557	54,242	38,635
Depreciation	19,023	36,385	35,879	32,822
Subcontract	99,941	150,238	151,553	96,200
Other Expense	55,226	107,718	108,037	104,425
Total	248,765	454,398	442,727	321,634
(R&D/Sales Ratio)*100	1.67%	1.69%	1.44%	1.45%

19

III. Financial Statements

1.	Unconsolidated Financial Statements
A.	Summary for the Fiscal Years 2006 through 2010

(Unit: million won)
	1H 2010
	(’10.1.1
Item	~ ’10.6.30)	2009	2008	2007	2006
Current Assets	15,677,412	12,918,064	13,693,225	8,767,894	7,870,885
Quick Assets	10,651,849	9,921,738	7,277,624	5,546,615	5,136,181
Inventories	5,025,563	2,996,326	6,415,601	3,221,279	2,734,704
Fixed Assets	28,797,502	27,074,701	23,340,229	21,724,904	18,491,988
Investments Assets	10,479,675	10,212,391	8,632,612	8,165,314	5,658,395
Tangible Assets	17,636,384	16,645,594	14,465,918	13,201,649	12,466,116
Intangible Assets	168,968	151,829	170,095	211,975	229,418
Other Fixed Assets	512,475	64,887	71,604	145,966	138,059
Total Assets	44,474,914	39,992,765	37,033,454	30,492,798	26,362,873
Current Liabilities	5,421,344	2,685,842	4,283,199	2,811,807	1,746,904
Fixed Liabilities	6,038,015	6,355,632	4,966,598	3,177,759	2,824,311
Total Liabilities	11,459,359	9,041,474	9,249,797	5,989,566	4,571,215
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	4,436,948	4,404,069	4,291,355	4,128,839	3,937,056
Retained Earnings	Δ2,403,263	Δ2,403,263	Δ2,502,014	Δ2,715,964	Δ1,670,690
Capital Adjustments	423,442	524,825	51,790	839,727	298,995
Accumulated Other Comprehensive Income	30,076,025	27,943,257	25,460,123	21,768,227	18,743,894
Total Shareholders’ Equity	33,015,555	30,951,291	27,783,657	24,503,232	21,791,658
Sales	14,882,221	26,953,945	30,642,409	22,206,685	20,043,409
Operating Income	3,283,058	3,147,998	6,540,059	4,308,275	3,892,307
Net Income	2,633,481	3,172,264	4,446,933	3,679,431	3,206,605

20

2.	Items to pay attention for use of Financial Statements
A.	Principles

(1)	The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and Certified Public Accountant’s audit opinions on Financial Statements.

(2)	The Company’s plan and status for applying K-IFRS:

The Company plans to prepare its financial statements under K-IFRS from 2011. To manage all the things accompanied with adoption of K-IFRS, the Company has organized a separate task force, and it has analyzed the impact of the adoption of KIFRS and has been on the process of modification of system. Also, the Company has trained persons in charge of adoption of K-IFRS in POSCO and its subsidiaries and it is reporting the results of its operation to the audit committee and management group periodically.

3.	Unconsolidated Financial Statements
A.	Balance Sheet

Refer to the attached the review report as of June 30, 2010

B.	Income Statements

Refer to the attached the review report as of June 30, 2010

C.	The Note in the Financial Statement

Refer to the auditor’s note in financial statement

4.	Consolidated Financial Statements
A.	Summary for the Fiscal Years 2005 through 2009

	(Unit: million won)
	2009	2008	2007	2006	2005
Current Assets	20,634,150	22,197,633	14,393,533	12,236,953	11,640,335
Quick Assets	15,481,311	13,535,913	9,491,517	8,218,748	7,847,742
Inventories	5,152,839	8,661,720	4,902,016	4,018,205	3,792,593
Fixes Assets	29,677,598	24,763,649	21,881,230	18,912,120	15,866,975
Investments Assets	6,470,999	5,278,165	5,239,026	3,239,689	2,877,288
Tangible Assets	21,839,785	18,069,099	15,581,765	14,643,120	12,271,710
Intangible Assets	629,969	723,767	570,779	557,082	453,709
Other Fixed Assets	736,845	692,618	489,660	472,229	264,268
Total Assets	50,311,748	46,961,282	36,274,763	31,149,073	27,507,310
Current Liabilities	9,274,818	11,009,393	6,624,615	5,082,295	5,881,563
Fixed Liabilities	9,372,616	7,607,684	4,532,408	3,665,036	1,752,070

21

	(Unit: million won)
	2009	2008	2007	2006	2005
Total Liabilities	18,647,434	18,617,077	11,157,023	8,747,331	7,633,633
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	4,446,032	4,319,083	4,176,592	4,035,273	3,991,409
Retained Earnings	(-)2,410,668	(-)2,509,081	(-)2,727,147	(-)1,678,229	(-)965,433
Capital Adjustments	455,470	(-)21,985	784,933	209,754	(-)188,264
Accumulated Other Comprehensive Income	27,935,726	25,393,246	21,767,302	18,863,333	16,168,892
Minority Interest	755,350	680,539	633,657	489,208	384,670
Total Shareholders’ Equity	31,664,313	28,344,205	25,117,740	22,401,742	19,873,677
Total Sales	36,855,001	41,742,636	31,607,741	25,842,326	26,301,788
Operating Income	3,868,162	7,173,929	4,919,862	4,389,147	6,083,276
Net Income from Continuing Operations	3,342,311	4,350,103	3,677,964	3,353,082	4,006,993
Net Income	3,242,311	4,350,103	3,677,964	3,353,082	4,006,993
Consolidated Net Profit	3,218,425	4,378,751	3,558,660	3,314,181	4,022,492
Number of Consolidated Companies	81	74	64	53	47
B.	Items to pay attention for use of Financial Statements
(1)	Principles

The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and applied each company’s final financial statements.
C.	Consolidated Financial Statements
(1)	Consolidated Balance Sheet

Refer to the 2009 Fiscal Year Consolidated Financial Statements as of December 31, 2009

(2)	Consolidated Income Statements

Refer to the 2009 Fiscal Year Consolidated Financial Statements as of December 31, 2009

22

IV. CORPORATE GOVERNANCE AND COMPANY AFFILIATES

1.	Overview of Corporate Governance
A.	Board of Directors

(1)	Board of Directors
     Our board of directors has the ultimate responsibility for the management of our business affairs. Under our articles of incorporation, our board is to consist of five directors who also act as our executive officers (“Standing Directors”) and eight directors who are to be outside directors(“Outside Directors”). Our shareholders elect both Standing Directors and Outside Directors at a general meeting of shareholders. Candidates for Standing Director are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications and candidates for Outside Directors are recommended to the shareholders by a separate board committee consisting of three Outside Directors and one Standing Director (the “Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may suggest candidates for Outside Directors to the Director Candidate Recommendation Committee.
     Our board of directors maintains the following six special committees:
—	Director Candidate Recommendation Committee;

—	Evaluation and Compensation Committee;

—	Finance and Operation Committee;

—	Executive Management Committee;

—	Audit Committee; and

—	Insider Trading Committee.
☐	Composition of special committees under the Board of Directors and their functions

Category	Composition	Directors	Major functions
Director Candidate Recommendation Committee	3 Outside Directors; 1 Standing Director	Han, Joon-Ho Lee, Young-Sun Lee, Chang Hee Park, Han-Yong	— —	Evaluation of the qualifications of director candidates and recommendation of Independent non-executive director candidates
Advance screening for nominating representative director and members of special committee(s)
Evaluation and Compensation	4 Outside Directors	Lee, Young-Sun Ahn, Charles	—	Establish management succession and development plans

23

Category	Composition	Directors	Major functions
Committee		Yoo, Jang-Hee Kim, Byung Ki	— —	Establish executives evaluation and compensation plan and to take necessary measures to execute such plans Pre-deliberate on remuneration and retirement allowance of directors
Finance and Operation Committee	3 Outside Directors 2 Standing Directors	Yoo, Jang-Hee Han, Joon-Ho Kim, Byung Ki Choi, Jong-Tae Kim, Jin-Il	— — —	Advance deliberation on crucial new investment in other companies
Advance deliberation on the revision and abolition of regulations regarding the operation of the Board of Directors
Deliberation and resolution on financial matters, and on donations between KRW 100 million and 1 billion
Audit Committee	3 Outside Directors	Park, Sang-Yong Sun, Wook Lee, Chang Hee	— —	Audit of corporate accounting and business operations Creation of audit report on closing accounts, and reporting to the shareholders meeting
Insider Trading Committee	3 Outside Directors	Park, Sang-Yong Sun, Wook Lee, Chang Hee	— —	Preliminary deliberation of internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (for transaction amounts exceeding KRW 10 billion)
Make resolutions on internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (for transaction amounts greater than KRW 5 billion but less than 10 billion)
Executive Management Committee	5 Standing Directors	Chung, Joon-Yang Choi, Jong-Tae Park, Han-Yong Oh, Chang-Kwan Kim, Jin-Il	— — —	Advance deliberation on and approval of in-house investment schemes
Deliberation on important subjects regarding hierarchical structure, development and adjustment of human resource
Deliberation on important subjects regarding working policy, and changes to welfare
(2)	Establishment and composition of the Director Candidate Recommendation and Evaluation Committee
•	Changed the name from the Director Candidate Recommendation Committee (March 17, 2000) to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

•	Set up the Director Candidate Recommendation Committee. (March 12, 2004)

24

¡	Composition of the Director Candidate Recommendation Committee

—	Effective Date: February 26, 2010

Han, Joon-Ho (Chairman)	Outside Director	<Satisfies the regulation requiring that more than 50% of directors should be from outside>
Lee, Young-Sun (member)	Outside Director	• Outside Directors (3), Standing Director (1): Pursuant to Article 542-8 in the Commercial Law of Republic of Korea
Lee, Chang Hee (member)	Outside Director
Park, Han-Yong (member)	Standing Director
(3)	List of outside directors

Relation with
majority
Name	Experience		shareholder	Remarks
Ahn, Charles	— —	President and CEO, AhnLab, Inc. Chair Professor of Korea Advanced Institute of Science and Technology	None	Chairman Board of Director
Sun, Wook	— —	CEO, Nongshim Co., Ltd Former President and CEO, Samsung Human Resources Development Center	None
Park, Sang-Yong	— —	Professor at Yonsei University Former President of the Korea Securities Research Institute	None
Yoo, Jang-Hee	— —	President, East Asian Economic Association, Japan Former Vice President, External Affairs, Ewha Womans University	None
Han, Joon-Ho	— —	CEO and Vice Chairman, Samchully Co., Ltd. Former Chairman and CEO, Korea Electric Power Corporation	None
Lee, Young-Sun	— —	President of Hallym University. Former Professor of Yonsei University	None

25

Relation with
majority
Name	Experience		shareholder	Remarks
Kim, Byung Ki	— —	Former President and Research Fellow, Samsung Economic Research Institute Former Deputy Minister, Planning and Management Office, Ministry of Finance and Economy	None
Lee, Chang Hee	— —	Professor of College of Law, Seoul National University Former International Director, Tax Law Association	None
•	List of key activities of the Board of Directors (Jan 1, 2010 — August 13, 2010)

Session	Date	Agenda	Approval
2010-1	Jan. 14	1. Approval of Financial Statements for the 42nd Fiscal Year & Convening Schedule of the 42nd Annual General Meeting of Shareholders
		2. Contribution Plan for memorial hall of former President Park, Chung -Hee	All 2 cases Approved
2010-2	Feb. 5	1. Agenda for the 42nd Ordinary General Meeting of Shareholders 2. Fund raising Plan for acquisition of stake in Roy Hill iron ore project 3. Standing Director Candidate Recommendation	All 3 cases Approved
2010-3	Feb. 26	1. Appointment of Chairman of Board of Directors
2. Appointment of Special Committee Members
3. Approval of Designation of Position for Standing Directors
		4. Approval of Designation of Position for Executive Officer	All 4 cases Approved
2010-4	Apr. 23	1. Treasury Stock Special Money Trust Contract Renewal
2. Contribution Plan for POSCO Educational Foundation
3. Investment Plan for POSCO Family Strategic Fund
4. Business Plan for Magnesium Smelting
5. Shares purchase Plan for acquiring SUNG JIN GEOTEC Co., Ltd.
		6. Plan to bid for acquiring Daewoo International Corporation	All 6 cases Approved
2010-5	Jul. 16	1. Plan for Pure FeSi business project
2. Investment into AMCI(WA) Pty Ltd in Western Australia
3. Capital increase and payment guarantees for POSCO-VST
4. Capital increase and payment guarantees for Guangdong Pohang Stainless Steel
5. Financing Plan for the second half of 2010
6. 2010 Interim Dividend Payout
		7. Funding Plan for Basic industries	All 7 cases Approved

26

¡	Major activities of outside directors on the Board of Directors (Jan. 1, 2010 — Aug 13, 2010)

Session	Date	Number of participating outside directors	Remarks
2010-1	Jan. 14	8
2010-2	Feb. 5	9
2010-3	Feb. 26	8
2010-4	Apr. 23	7
2010-5	Jul. 16	8
(4)	Composition of committees and their activities

¡	Major activities of Director Candidate Recommendation Committee (Jan. 1, 2010 — Feb 26, 2010)

Session	Date	Agenda	Approval
2010-1	Feb. 3	Assessment of Qualifications of Standing Director	—
		1. Appointment of Special Committee Members	—
2010-2	Feb. 26	2. Approval of Designation of Position for Executive Officers	—
		3. Appointment of Positions for Standing Directors	—
¡	Major activities of Evaluation and Compensation Committee (Jan. 1, 2010 — Feb 26, 2010)

Session	Date	Agenda	Approval
2010-1	Jan. 14	Evaluation of ’09 Management Result	—
2010-2	Feb. 5	Set the Limit of ’10 Directors’ Remuneration	—
¡	Major activities of Finance and Operation Committee (Jan. 1, 2010 — Aug 13, 2010)

Session	Date	Agenda	Approval
2010-1	Jan. 14	1. Contribution Plan for memorial hall of former President Park, Chung-Hee 2. Acquisition Plan of stake in PosChrome (pty) Ltd. from Samsun Corp.	— Approved
2010-2	Feb. 5	1. Fund raising Plan for acquisition of stake in Roy Hill iron ore project 2. Contribution Plan for Haiti earthquake emergency relief	— Approved
2010-3	Apr. 22	1. Loaned from Funds for the rational use of Energy in 2010	Approved
		2. Contribution to the sinking of Cheonanham	Approved
		3. Business Plan for Magnesium Smelting	—
		4. Shares purchase Plan for acquiring SUNG JIN GEOTEC Co., Ltd.	—
		5. Plan to bid for acquiring Daewoo International Corporation	—
		6. Investment Plan for POSCO Family Strategic Fund	—

27

Session	Date	Agenda	Approval
2010-5	Jul. 16	1. Plan for Pure FeSi business project	—
		2. Investment into AMCI(WA) Pty Ltd in Western Australia	—
		3. Investment into West Ferghana-Chinabad mine	Approved
		4. Financing Plan for the second half of 2010	—
		5. Funding for Basic Industries	—
		6. Funding for the committee of 2022 Worldcup	Approved
¡	Major activities of Insider Trading Committee (Jan. 1, 2010 — Aug 13, 2010)

Session	Date	Agenda	Approval
2010-1	Jan. 13	Fair Trading Program Operating Result and Plan	—
2010-2	Apr. 22	1. Fair Trading Program Manager Change	Approved
		2. Contribution Plan for POSCO Educational Foundation	—
2010-5	Jul. 16	1. Contribution Plan for the international school of POSCO Educational Foundation	—
		2. Investment in kind to POSECOHOUSING	Approved
		3. Reporting results of Compliance Program for the first half of 2010 Fiscal Year	—
¡	Major activities of Executive Management Committee (Jan. 1, 2010 — Aug 13, 2010)

Session	Date	Agenda	Approval
2010-1	Jan. 22	1. Rationalization of #1 EGL at Gwangyang Works	Approved
		2. Rationalization of lime calcination plant at Pohang and Gwangyang Works	Approved
		3. Installation of #3,4 Coke Oven PAMS at Pohang Works	Approved
2010-2	Feb. 23	Plan of establishment and management of POSCO South Asia	Approved
2010-3	Apr. 28	1. Establishment of Continuous Galvanizing Line in China	—
		2. Rationalization of equipment at Pohang Works	—
		3. Installation of #1~5 sintering micro powdered ore assembly line	Approved
		4. Extension and renovation of POSCO Family training center	Approved
2010-4	May. 25	Suspension of Alteration of Entry in the Register of Shareholders for Interim Dividend Payment	Approved
2010-5	Jun. 22	1 Capital increase for POSCO-VST	—
		2. Capacity improvement of 2RCL at Pohang Works	Approved
2010-6	Jul. 16	1. Acquisition Plan of NK steel	Approved
		2. Employment of POSCO chair professor	Approved

28

B.	Audit Committee
     Under Korean law and our articles of incorporation, we are required to have an Audit Committee. The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independent criteria set forth under the rules and regulations of the Securities Exchange Act. Members of the Audit Committee are elected by the shareholders at the ordinary general meeting of shareholders. We currently have an Audit Committee composed of four Outside Directors. Members of our Audit Committee are Park, Sang-Yong (committee chair), Sun, Wook and Lee, Chang-Hee.
     The duties of the Audit Committee include:
•	Engaging independent auditors;

•	Approving independent audit fees;

•	Approving audit and non-audit services;

•	Reviewing annual financial statements;

•	Reviewing audit results and reports, including management comments and recommendations;

•	Reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;

•	Reviewing and approving all related party transactions; and

•	Examining improprieties or suspected improprieties.
     In addition, in connection with general meetings of Shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds regular meetings at least once each quarter, and more frequently as needed.
¡	Composition of the Audit Committee (auditors)

Name	Qualifications	Remarks
Park, Sang-Yong Sun, Wook Lee, Chang-Hee	Satisfies requirements in the articles of incorporation	Chairman
¡	Major activities of the audit committee (auditors) (Jan. 1, 2010 — Aug 13, 2010)

Session	Date	Agenda			Approval
2010-1	Jan.13	¡	Report Agenda
			—	Reporting of operations of the Internal Accounting Control System for the 2009 Fiscal Year
			—	Status of the application of K-IFRS
			—	Status of supporting the affiliates regarding tax and Internal Control

29

Session	Date	Agenda			Approval
2010-2	Feb.4	¡	Deliberation Agendas
			—	Assessment of operations of the Internal Accounting Control System in 2009	Approved
			—	Results of the audit of account for the 2009 Fiscal Year	Approved
		¡	Report Agenda
			—	Overview Results of the audit of account for the 2009 Fiscal Year by External Auditor
2010-3	Feb.26	¡	Deliberation Agenda
			—	Appointment of the chair of the Audit Committee	Approved
2010-4	Apr. 22	¡	Deliberation Agendas
			—	Approval of audit and non-audit services for POSCO and POSCO’s subsidiaries	Approved
		¡	Report Agenda
			—	Results of the audit of account for 1Q of the 2010 Fiscal Year
			—	Reporting results for the audited consolidated financial statements (as well as US GAAP figures) for the 2009 Fiscal Year
			—	Results of the audited consolidated financial statements for the 2009 Fiscal Year
			—	Operation plans for Auditing 2010
2010-5	Jul. 16	¡	Deliberation Agendas
			—	Approval of non-audit services for AEO certification	Approved
			—	Approval of audit and non-audit services for POSCO family fund and POSTECH fund	Approved
		¡	Report Agenda
			—	Results of the audit of account for the first half of 2010 Fiscal Year
			—	Reporting results for the audited consolidated financial statements (as well as US GAAP figures) for the 2009 Fiscal Year
			—	Reporting results of audit for the first half of 2010 Fiscal Year
C.	Voting Rights by Shareholders

(1)	Whether to Adopt the Cumulative Voting System
☐	Introduced the Cumulative Voting System at the 36th ordinary general meeting of shareholders on March 12, 2004.
(2)	Whether to Adopt Voting by Mail
☐	Introduced the Voting-by-Mail System at the 36th Ordinary General meeting of shareholders on Mar. 12, 2004.

30

D.	Compensation of Directors and Officers

(1)	Current situation of salary to directors (including outside directors) and members of the Audit Committee (auditors)

Category	Total payment	Ceiling amount approved at shareholders Meeting	Remarks
Executive Director	3,522 million won	7 billion won
Independent Non-Executive Director	132 million won
members of the Audit Committee	73 million won
Total	3,727 million won
☐	Payment Period: ’10.1.1 ~’10.6.30

•	Outside Director does not include the members of the Audit Committee
(2)	List of Stock Options Presented to Executives

					(As of June 30, 2010)
		Number of Share			Exercising	Exercising
Date of Grant	Name	Grant	Exercise	Remaining	Period	Price
Apr. 26, 2003	Seong-Sik Cho	1,921	1,921	—	April 27, 2005	KRW102,900
	Jin-Il, Kim	9,604	9,604	—	~April 26, 2010
Jul. 23, 2004	Ku-Taek Lee	49,000	20,000	29,000	July 24, 2006 ~July 23, 2011	KRW 151,700
	Kyeong-Ryul Ryoo	4,900	4,900	0
	Dong-Jin Kim	7,840	0	7,840
	Young Ju Park	1,862	0	1,862
	Yoon Suk Suh	1,862	1,500	362
	Keel Sou Chung	9,800	0	9,800
	Sang Young Kim	9,800	0	9,800
	Sang Myun Kim	9,800	7,000	2,800
	Ki Chul Shin	9,800	2,000	7,800
	Byung Ki Jang	9,800	7,800	2,000
Apr. 28, 2005	Jong Doo Choi	2,000	0	2,000	April 29, 2007 ~April 28, 2012	KRW 194,900
	Nam Suk Hur	2,000	2,000	0
	Yong Ghul Yoon	10,000	0	10,000
	Noi Ha Cho	10,000	0	10,000
	Wook Sun	2,000	0	2,000
	Charles Ahn	2,000	0	2,000
Total		153,989	56,725	97,264

•	The Stock Option Program was terminated at the 38th Ordinary General Meeting of Shareholders(’06.2.24)

31

POSCO
Non-Consolidated Financial Statements
June 30, 2010
(With Independent Accountants’ Review Report Thereon)

Independent Accountants’ Review Report
Based on a report originally issued in Korean
The Board of Directors and Shareholders of
POSCO:
We have reviewed the accompanying non-consolidated statement of financial position of POSCO (the “Company”) as of June 30, 2010, and the related non-consolidated statements of income for the three-month and six-month periods ended June 30, 2010 and 2009, and changes in equity and cash flows for the six-month periods ended June 30, 2010 and 2009. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these non-consolidated financial statements based on our reviews.
We conducted our reviews in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These Standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.
The non-consolidated statement of financial position as of December 31, 2009, and the related non-consolidated statements of income, appropriation of retained earnings, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated Febrary 8, 2010, expressed an unqualified opinion on those statements. The accompanying non-consolidated statement of financial position as of December 31, 2009, presented for comparative purposes, is not different from that audited by us in all material respects.

The following matters may be helpful to the readers in their understanding of the non-consolidated financial statements:
As discussed in note 2 to the non-consolidated financial statements, accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.
Seoul, Korea
August 4, 2010

This report is effective as of August 4, 2010, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

POSCO
Non-Consolidated Statements of Financial Position
As of June 30, 2010 and December 31, 2009
(Unaudited)

(in millions of Won)	Notes	2010		2009
Assets
Cash and cash equivalents	3	~~W~~	217,513	626,782
Short-term financial instruments	3		6,257,522	5,581,594
Trading securities	6		523,913	505,811
Current portion of available-for-sale securities	7		—	20,230
Current portion of held-to-maturity securities	7		1,945	20,000
Trade accounts and notes receivable, net of allowance for doubtful accounts	4, 23		3,067,678	2,683,909
Inventories	5		5,025,563	2,996,326
Other accounts receivable, net of allowance for doubtful accounts	4, 23		219,138	126,942
Deferred income tax assets	20		248,185	286,075
Other current assets	11		115,955	70,395

Total current assets			15,677,412	12,918,064

Property, plant and equipment at cost	8		41,977,706	40,071,426
Less accumulated depreciation			(24,341,322)	(23,425,832)

Property, plant and equipment, net			17,636,384	16,645,594
Investment securities, net	7, 10		10,446,023	10,187,813
Intangible assets, net	9		168,968	151,829
Long-term trade accounts and notes receivable, net of allowance for doubtful accounts	4		23	1,307
Long-term financial instruments	3		40	40
Other long-term assets, net of allowance for doubtful accounts	11		546,064	88,118

Total non-current assets			28,797,502	27,074,701

Total assets		~~W~~	44,474,914	39,992,765

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Financial Position
As of June 30, 2010 and December 31, 2009
(Unaudited)

(in millions of Won)	Notes	2010		2009
Liabilities
Trade accounts payable	23	~~W~~	1,588,680	739,746
Short-term borrowings	12, 16		1,434,827	430,910
Current portion of long-term debt, net of discount on debentures issued	12, 13		799,509	1,065
Accrued expenses			147,543	145,484
Other accounts payable	23		795,042	993,120
Withholdings			48,416	51,075
Income tax payable	20		523,252	290,638
Other current liabilities	15		84,075	33,804

Total current liabilities			5,421,344	2,685,842

Long-term debt, net of current portion and discount on debentures issued	10, 13, 16		5,307,963	5,681,509
Accrued severance benefits, net	14		274,333	185,187
Deferred income tax liabilities	20		389,680	400,276
Other long-term liabilities	17		66,039	88,660

Total non-current liabilities			6,038,015	6,355,632

Total liabilities			11,459,359	9,041,474

Shareholders’ Equity
Capital stock			482,403	482,403
Capital surplus			4,436,948	4,404,069
Capital adjustments			(2,403,263)	(2,403,263)
Accumulated other comprehensive income			423,442	524,824
Retained earnings			30,076,025	27,943,258

Total shareholders’ equity			33,015,555	30,951,291

Total liabilities and shareholders’ equity		~~W~~	44,474,914	39,992,765

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Income
For the three-month and six-month periods ended June 30, 2010 and 2009
(Unaudited)

		For the three-month period			For the six-month period
		ended June 30			ended June 30
(in millions of Won, except per share information)	Notes	2010		2009	2010	2009
Sales	23, 24	~~W~~	7,932,695	6,343,996	14,882,221	12,815,299
Cost of goods sold	25		5,733,870	5,893,168	10,889,186	11,708,751

Gross profit			2,198,825	450,828	3,993,035	1,106,548
Selling and administrative expenses	19		362,883	284,073	709,977	563,083

Operating profit			1,835,942	166,755	3,283,058	543,465

Non-operating income
Interest income			65,171	44,726	133,467	88,285
Dividend income			6,627	3,207	74,885	48,834
Gain on valuation of trading securities			—	—	3,168	3,723
Gain on disposal of trading securities			6,064	5,211	6,780	15,216
Gain on disposal of property, plant and equipment			4,902	5,968	6,439	9,618
Gain on derivative transactions	17		26,737	16	26,737	20,357
Gain on valuation of derivatives	17		4,914	2,046	1,197	6,165
Gain on foreign currency transactions			120,295	163,231	196,011	412,035
Gain on foreign currency translation			—	219,085	23,570	220,891
Equity in earnings of equity method accounted investments	7		130,998	188,568	273,595	440,954
Reversal of allowance for doubtful accounts			181	3,268	181	979
Reversal of stock compensation expense	18, 23		6,127	—	10,828	—
Others			13,296	17,405	33,707	34,449

			385,312	652,731	790,565	1,301,506

Non-operating expenses
Interest expense			74,381	80,007	143,550	140,845
Other bad debt expense			37	—	40	21
Loss on valuation of trading securities			3,235	958	—	18
Loss on foreign currency transactions			155,517	185,566	222,188	525,999
Loss on foreign currency translation			407,490	—	306,260	29,760
Donations			8,196	13,142	12,212	15,145
Loss on disposal of property, plant and equipment			11,509	22,862	19,643	36,027
Equity in losses of equity method accounted investments	7		63,366	64,716	150,654	196,411
Loss on derivative transactions	17		—	1,512	—	19,281
Loss on disposal of trade accounts and notes receivable			292	1,967	1,357	3,258
Others			2,407	2,869	10,553	23,361

			726,430	373,599	866,457	990,126

Income before income taxes			1,494,824	445,887	3,207,166	854,845
Income tax expense	20		298,578	15,357	573,685	99,799

Net income	21	~~W~~	1,196,246	430,530	2,633,481	755,046

Basic earnings per share	22	~~W~~	15,529	5,623	34,186	9,861

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Changes in Equity
For the six-month periods ended June 30, 2010 and 2009
(Unaudited)

	Capital		Capital	Capital	Accumulated Other	Retained
(in millions of Won)	Stock		Surplus	Adjustments	Comprehensive Income	Earnings	Total
Balance as of January 1, 2009	~~W~~	482,403	4,291,355	(2,502,014)	51,790	25,460,123	27,783,657
Year-end dividends		—	—	—	—	(574,274)	(574,274)
Net income		—	—	—	—	755,046	755,046
Changes in capital surplus of equity method accounted investments		—	(4,615)	—	—	—	(4,615)
Gain on valuation of avilable-for-sale securities, net		—	—	—	230,015	—	230,015
Changes in capital adjustment arising from equity method accounted investments		—	—	—	119,079	—	119,079

Balance as of June 30, 2009	~~W~~	482,403	4,286,740	(2,502,014)	400,884	25,640,895	28,308,908

	Capital		Capital	Capital	Accumulated Other	Retained
(in millions of Won)	Stock		Surplus	Adjustments	Comprehensive Income (Loss)	Earnings	Total
Balance as of January 1, 2010	~~W~~	482,403	4,404,069	(2,403,263)	524,824	27,943,258	30,951,291
Year-end dividends		—	—	—	—	(500,714)	(500,714)
Net income		—	—	—	—	2,633,481	2,633,481
Changes in capital surplus of equity method accounted investments		—	32,879	—	—	—	32,879
Losses on valuation of avilable-for-sale securities, net		—	—	—	(132,309)	—	(132,309)
Changes in capital adjustment arising from equity method accounted investments		—	—	—	30,927	—	30,927

Balance as of June 30, 2010	~~W~~	482,403	4,436,948	(2,403,263)	423,442	30,076,025	33,015,555

See accompanying notes to non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2010 and 2009
(Unaudited)

(in millions of Won)	2010		2009
Cash flows from operating activities
Net income	~~W~~	2,633,481	755,046
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization		1,080,922	986,952
Accrual of severance benefits		131,119	3,221
Gain on disposal of trading securities		(6,780)	(15,216)
Gain on valuation of trading securities, net		(3,168)	(3,705)
Gain on valuation of derivatives		(1,197)	(6,165)
Loss on disposal of property, plant and equipment, net		13,204	26,409
Gain on derivative transactions, net		(26,737)	(1,076)
(Reversal of) stock compensation expense		(10,828)	8,999
Loss (gain) on foreign currency translation, net		282,690	(176,793)
Loss on disposal of trade accounts and notes receivable		1,357	3,258
Provision for (reversal of) allowance for doubtful accounts, net		(6,674)	18,266
Other employee benefit		5,200	3,426
Equity in earnings of equity method accounted investments, net		(122,941)	(244,543)
Interest expense		9,275	9,285
Interest income		(274)	(560)
Others, net		(2,707)	(7,260)

		1,342,461	604,498

Changes in operating assets and liabilities
Trade accounts and notes receivable		(375,265)	724,704
Other accounts receivable		(90,842)	(5,983)
Accrued income		(8,498)	5,845
Prepaid expenses		(34,583)	(31,762)
Inventories		(2,026,912)	2,824,039
Trade accounts payable		814,429	(302,087)
Other accounts payable		(197,732)	(97,035)
Accrued expenses		2,059	20,171
Income tax payable		232,614	(1,580,750)
Payment of severance benefits		(30,589)	(49,278)
Deferred income tax assets and liabilities		37,445	(190,256)
Deposit for severance benefit trust		(11,384)	9,506
Other current liabilities		19,234	16,663
Advances received		30,189	(1,996)
Dividends from equity method accounted investments		48,233	30,426
Others, net		4,239	(4,204)

		(1,587,363)	1,368,003

Net cash provided by operating activities		2,388,579	2,727,547

POSCO
Non-Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2010 and 2009
(Unaudited)

(in millions of Won)	2010		2009
Cash flows from investing activities
Disposal of short-term financial instruments	~~W~~	8,969,744	2,517,934
Disposal of trading securities		831,846	2,211,400
Disposal of available-for-sale securities		121,129	17,006
Disposal of property, plant and equipment		7,826	10,338
Disposal of other long-term assets		1,548	6,523
Acquisition of short-term financial instruments		(9,645,672)	(4,745,422)
Acquisition of trading securities		(840,000)	(1,510,000)
Acquisition of available-for-sale securities		(84,376)	(30,955)
Acquisition of equity method accounted investments		(280,422)	(10,068)
Acquisition of other long-term assets		(450,950)	(4,466)
Acquisition of property, plant and equipment		(2,095,472)	(2,016,729)
Cost of removal of property, plant and equipment		(9,513)	(30,488)
Acquisition of intangible assets		(4,896)	(7,090)
Others, net		2,265	(24,508)

Net cash used in investing activities		(3,476,943)	(3,616,525)

Cash flows from financing activities
Proceeds from short-term borrowings		1,541,877	1,472,589
Proceeds from long-term borrowings		195,076	19,653
Proceeds from issuance of debentures		—	1,449,728
Increase of other long-term liabilities		40,805	7,020
Repayment of short-term borrowings		(569,466)	(759,539)
Repayment of current portion of long-term liabilities		(533)	(1,903)
Payment of cash dividends		(500,714)	(574,274)
Decrease in other long-term liablities		(27,950)	(23,388)

Net cash provided by financing activities		679,095	1,589,886

Net increase (decrease) in cash and cash equivalents		(409,269)	700,908

Cash and cash equivalents
Cash and cash equivalents at beginning of the year		626,782	941,687

Cash and cash equivalents at end of the year	~~W~~	217,513	1,642,595

POSCO
Note to Non-Consolidated Financial Statements
June 30, 2010
(Unaudited)
1. The Company
POSCO (the “Company”) is the largest steel producer in Korea which was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and distribute steel rolled products and plates in the domestic and overseas markets. The shares of the Company have been listed on the Korea Stock Exchange since 1988. The Company operates two plants (Pohang mill and Gwangyang mill) and one office in Korea, and seven overseas liaison offices.
As of June 30, 2010, the shares of the Company are listed on the Korea Stock Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.
2. Summary of significant accounting policies
The Company maintains its accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements.
The accounting policies were consistently applied for the non-consolidated financial statements both as of and for the six-month period ended June 30, 2010 and as of and for the year ended December 31, 2009.

POSCO
Note to Non-Consolidated Financial Statements
June 30, 2010
(Unaudited)
3. Cash and Cash Equivalents, and Financial Instruments
Cash and cash equivalents, short-term and long-term financial instruments as of June 30, 2010 and December 31, 2009 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2010		2009
Cash and cash equivalents
Checking accounts	—	~~W~~	1,213	817
Money market deposit accounts	—		—	16,800
Money market funds	—		50,000	—
Money market trust	2.07 ~ 2.80		146,300	228,700
Time deposits	3.24		20,000	70,000
Time deposits in foreign currency	—		—	310,465

		~~W~~	217,513	626,782

Short-term financial instruments
Ordinary deposits (*1)	—		25,376	10,667
Time deposits	1.60 ~ 4.70		5,310,830	2,850,000
Certificates of deposit	1.60 ~ 4.80		760,000	2,370,000
Repurchase agreement	3.78 ~ 4.03		100,000	290,000
Specified money in trust	—		61,316	60,927

		~~W~~	6,257,522	5,581,594

Long-term financial instruments

Guarantee deposits for opening accounts (*2)	—	~~W~~	40	40

(*1)	In relation to projects outsourced to the Company by the Korean government, these deposits are restricted in use.

(*2)	The Company is required to provide deposits to maintain checking accounts and accordingly, the withdrawal of these deposits is restricted.
4. Accounts and Notes Receivable
Accounts and notes receivable, and their respective allowance for doubtful accounts as of June 30, 2010 and December 31, 2009 are as follows:

(in millions of Won)	2010		2009
Trade accounts and notes receivable	~~W~~	3,072,567	2,695,161
Less: Allowance for doubtful accounts		(4,889)	(11,252)

	~~W~~	3,067,678	2,683,909

Other accounts receivable	~~W~~	229,789	137,560
Less: Allowance for doubtful accounts		(10,651)	(10,618)

	~~W~~	219,138	126,942

Long-term trade accounts and notes receivable	~~W~~	252	1,875
Less: Allowance for doubtful accounts		(229)	(568)

	~~W~~	23	1,307

POSCO
Note to Non-Consolidated Financial Statements
June 30, 2010
(Unaudited)
5. Inventories
Inventories as of June 30, 2010 and December 31, 2009 are as follows:

(in millions of Won)	2010		2009
Finished goods	~~W~~	527,812	344,192
By-products		3,713	4,281
Semi-finished goods		1,232,394	843,720
Raw materials		1,196,528	696,492
Fuel and materials		457,284	405,003
Materials-in-transit		1,607,182	702,807
Others		650	522

		5,025,563	2,997,017
Less: Provision for valuation loss		—	(691)

	~~W~~	5,025,563	2,996,326

6. Trading Securities
Trading securities as of June 30, 2010 and December 31, 2009 are as follows:

	2010						2009
(in millions of Won)	Acqusition		Fair Value		Book Value		Book Value
Beneficiary certificates	~~W~~	520,000	~~W~~	523,913	~~W~~	523,913	505,811

POSCO
Note to Non-Consolidated Financial Statements
June 30, 2010
(Unaudited)
7. Investment Securities
(a)	Investment securities as of June 30, 2010 and December 31, 2009 are as follows:

(in millions of Won)	2010		2009
Available-for-sale securities
Marketable equity securities	~~W~~	3,435,397	3,650,351
Non-marketable equity securities		774,744	767,174
Investments in bonds		4,950	125,125
Equity investments		500	500

		4,215,591	4,543,150
Less: Current portion		—	(20,230)

		4,215,591	4,522,920

Held-to-maturity securities		31,739	51,675
Less: Current portion		(1,945)	(20,000)

		29,794	31,675

Equity method accounted investments		6,200,638	5,633,218

	~~W~~	10,446,023	10,187,813

POSCO
Note to Non-Consolidated Financial Statements
June 30, 2010
(Unaudited)
(b)	Investments in marketable equity securities as of June 30, 2010 and December 31, 2009 are as follows:

	2010								2009
(in millions of Won)	Number of	Percentage of	Acquisition		Fair		Book		Book
Company	Shares	Ownership (%)	Cost		Value		Value		Value
SK TELECOM CO., LTD. (*1)	4,442,481	5.50	~~W~~	1,235,197	~~W~~	712,912	~~W~~	712,912	743,845
Hana Financial Group Inc.	4,663,776	2.20		29,998		153,205		153,205	153,438
Nippon Steel Corporation (*1)	238,352,000	3.50		719,622		962,727		962,727	1,128,734
HYUNDAI HEAVY INDUSTRIES CO., LTD.	1,477,000	1.94		343,505		347,095		347,095	256,260
HANIL IRON & STEEL CO., LTD.	206,798	10.14		2,413		2,968		2,968	2,575
HI STEEL CO., LTD.	135,357	9.95		1,609		3,127		3,127	1,895
MOONBAE STEEL CO., LTD.	1,849,380	9.02		3,588		4,318		4,318	5,419
DONGYANG STEEL PIPE CO., LTD.	1,564,250	2.06		3,911		2,151		2,151	1,877
SHINHAN FINANCIAL GROUP CO., LTD.	4,369,881	0.92		228,778		199,485		199,485	188,779
SeAH STEEL CORPORATION	610,103	10.17		18,792		23,153		23,153	22,055
Thainox Stainless Public Company Limited	1,200,000,000	15.00		42,301		64,524		64,524	67,658
UNION STEEL Co., Ltd.	1,005,000	9.80		40,212		22,914		22,914	22,110
Macarthur Coal Limited	21,215,700	8.34		420,805		264,807		264,807	249,431
HANJIN SHIPPING CO., LTD.	65,132	0.08		2,538		2,420		2,420	1,185
HANJIN SHIPPING HOLDINGS CO., LTD.	11,033	0.03		298		209		209	151
KB Financial Group Inc.	13,115,837	3.39		574,524		623,002		623,002	783,015
LG U Plus Corporation (formerly LG Telecom Co., Ltd.) (*2)	2,671,688	0.52		22,683		20,465		20,465	—
LG Powercom Corporation (*2)	—	—		—		—		—	21,924
SEOUL SEMICONDUCTOR CO., LTD.	591,000	1.01		24,999		25,915		25,915	—

			~~W~~	3,715,773	~~W~~	3,435,397	~~W~~	3,435,397	3,650,351

(*1)	Certain portion of securities has been pledged as collateral. (note 10)

(*2)	In January 2010, LG Powercom Co., Ltd.’s stocks were exchanged with LG U Plus Co., Ltd. (formerly, LG Telecom Co., Lrd)’s by merger and accordingly, the differences between the fair values and the acquisition costs at the date of exchange amounting to ~~W~~ 758 million were recognized as gain on disposal of investments.

POSCO
Note to Non-Consolidated Financial Statements
June 30, 2010
(Unaudited)
(c)	Equity method accounted investments as of June 30, 2010 and December 31, 2009 are as follows:

							Increase (Decrease)
(in millions of Won)	Number of	Percentage of	Acqusition		2009		Equity method			Other Increase	2010
Investees (*1)	Shares	Ownership (%)	Cost		Book Value		Profit (Loss)			(Decrease) (*2)	Book Value
Domestic

POSCO E&C Co., Ltd.	27,281,080	89.53	~~W~~	365,789	~~W~~	1,063,089	~~W~~	22,356	~~W~~	(5,797)	~~W~~	1,079,648
Posteel Co., Ltd.	17,155,000	95.31		113,393		421,927		18,368		28,127		468,422
POSCON Co., Ltd.(*3)	—	—		—		70,990		—		(70,990)		—
POSCO Coated & Color Steel Co., Ltd.	3,412,000	56.87		82,017		108,421		(2,654)		—		105,767
POSCO Plant Engineering Co., Ltd. (*4)	2,700,000	100.00		27,052		24,276		547		10,547		35,370
POSCO ICT Co., Ltd. (*3)	99,403,282	72.54		102,571		—		(832)		49,891		49,059
POSCO Research Institute	3,800,000	100.00		19,000		23,553		1,896		—		25,449
Seoung Gwang Co., Ltd.	2,737,000	69.38		28,408		29,928		1,114		—		31,042
POSCO Architects & Consultants Co., Ltd.	300,000	100.00		1,743		17,734		1,633		(580)		18,787
POSCO Specialty Steel Co., Ltd.	26,000,000	100.00		260,000		628,842		63,957		(4,033)		688,766
POSCO Machinery Co., Ltd. (*4)	—	—		—		9,059		—		(9,059)		—
POSTECH Venture Capital Corp.	5,700,000	95.00		28,500		33,779		(240)		608		34,147
POSCO Chemtec Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)	3,544,200	60.00		41,210		100,535		11,934		(2,556)		109,913
POSCO Terminal Co., Ltd.	2,550,000	51.00		12,750		23,674		3,755		(638)		26,791
POSMATE Co., Ltd.	214,286	30.00		7,233		12,270		846		(280)		12,836
POSCO Power Corp.	40,000,000	85.71		597,170		649,148		(19,900)		58,143		687,391
SNNC Co., Ltd.	18,130,000	49.00		90,650		100,655		39,882		(12,481)		128,056
POSCO TMC Co., Ltd. (formerly, POSCORE Co., Ltd.) (*5)	2,030,456	34.20		26,142		—		387		28,632		29,019
PNR Co., Ltd.	5,467,686	70.00		27,339		25,720		(9,231)		—		16,489
POSCOAST Co., Ltd.	3,400,000	85.00		70,034		75,603		(3,933)		(51)		71,619
POS-HiMETAL CO., Ltd	3,900,000	65.00		19,500		5,837		(1,309)		12,936		17,464
POSCO E&E Co., Ltd.	3,480,000	100.00		17,400		17,303		232		—		17,535
Sungjin Geotec Co., Ltd. (*5)	12,345,110	40.38		159,878		—		(13,073)		159,891		146,818
POSCO Family Strategy Fund (*5)	20,000,000	69.93		20,000		—		—		20,000		20,000
Others	830,000	26.50		5,581		10,523		419		(247)		10,695

				2,123,360		3,452,866		116,154		262,063		3,831,083

Foreign

POSCO America Corporation	374,532	99.45		316,941		113,510		(14,170)		17,236		116,576
POSCO Australia Pty. Ltd.	761,775	100.00		37,352		330,623		29,108		(38,436)		321,295
POSCO Asia Co., Ltd.	9,360,000	100.00		7,425		32,189		648		3,069		35,906
POSCO-CTPC Co., Ltd. (*6)	—	56.60		13,429		1,416		535		16,735		18,686
Zhangjiagang Pohang Stainless Steel Co., Ltd. (*6)	—	58.60		216,542		283,845		13,795		12,676		310,316
Guangdong Pohang Coated Steel Co., Ltd. (*6)	—	87.04		45,503		31,299		6,617		1,958		39,874
POSCO (Thailand) Co., Ltd.	12,721,734	85.62		39,677		25,945		2,760		2,055		30,760
KOBRASCO	2,010,719,185	50.00		32,950		98,962		12,482		(12,085)		99,359
POSCO Investment Co., Ltd.	5,000,000	100.00		53,189		85,521		4,883		3,341		93,745

POSCO
Note to Non-Consolidated Financial Statements
June 30, 2010
(Unaudited)

							Increase (Decrease)
(in millions of Won)	Number of	Percentage of	Acqusition		2009		Equity method		Other Increase		2010
Investees (*1)	Shares	Ownership (%)	Cost		Book Value		Profit (Loss)		(Decrease) (*2)		Book Value
Poschrome (Proprietary) Limited	21,675	25.00		4,859		15,090		448		(15)		15,523
POSCO-MKPC SDN. BHD.	25,269,900	44.69		12,574		17,550		(269)		1,778		19,059
Qingdao Pohang Stainless Steel Co., Ltd. (*6)	—	70.00		71,463		65,982		(350)		2,846		68,478
POSCO (Suzhou) Automotive Processing Center Co., Ltd. (*6)	—	90.00		31,023		49,429		(809)		(2,903)		45,717
POSCO-China Holding Corp. (*6)	—	100.00		164,418		208,413		4,462		9,342		222,217
POSCO-Japan Co., Ltd.	90,438	100.00		50,558		68,436		(4,700)		7,732		71,468
POSCO-India Private Ltd.	450,000,000	100.00		110,287		108,538		—		4,100		112,638
POSCO-India Pune Steel Processing Centre Pvt. Ltd.	74,787,080	65.00		17,017		15,016		(5,627)		1,040		10,429
POSCO-Foshan Steel Processing Center Co., Ltd. (*6)	—	39.60		9,408		12,985		546		612		14,143
Nickel Mining Company SAS	3,234,698	49.00		157,585		189,197		5,204		(26,220)		168,181
POSCO-Vietnam Co., Ltd.	—	85.00		198,578		154,691		(53,697)		73		101,067
POSCO-Mexico Co., Ltd.	1,304,955,672	84.67		117,950		62,581		(4,722)		3,542		61,401
Zhongyue POSCO (Qinhuangdau) Tinplate Industrial Co., Ltd. (*6)	—	24.00		6,718		11,003		785		529		12,317
POSCO Vietnam Processing Center Co., Ltd. (*6)	—	89.58		19,948		11,425		1,488		5,216		18,129
BX STEEL POSCO Cold Rolled Sheet Co., Ltd. (*6)	—	25.00		61,961		63,865		16,404		3,266		83,535
POSCO-Malaysia SDN. BHD. (*7)	16,200,000	60.00		16,524		—		—		—		—
POSCO (Wuhu) Automative Processing Center Co., Ltd. (*6)	—	68.57		10,026		11,533		(1,583)		556		10,506
POSCO VST Co., Ltd. (*6)	—	90.00		77,068		71,901		(8,617)		222		63,506
POSCO Maharashtra Steel Private Limited (*8)	1,455,308	100.00		80,627		—		(1,224)		83,120		81,896
POSCO India Chennai Steel Processing Cetre Pvt. Ltd. (*8)	58,209,443	100.00		14,924		—		(1,089)		15,140		14,051
POSCO Turkey Nilufer Processing Centre Co., Ltd. (*8)	242,444	100.00		19,983		—		(378)		18,426		18,048
POSCO Vietnam Hanoi Processing Centre Co., Ltd. (*6,8)	—	70.00		5,584		—		416		5,794		6,210
POSCO (Liaoning) Automotive Processing Centre Co., Ltd. (*6,8)	—	90.00		16,952		—		(597)		16,816		16,219
POSCO-Indonesia Jakarta Processing Centre Co., Ltd. (*5)	8,139,119	65.00		2,926		—		404		3,292		3,696
POSCO China Dalian Plate Processing Center Ltd.(*5,6)	—	92.59		19,982		—		(317)		21,863		21,546
Others				41,866		39,407		3,951		(300)		43,058

				2,103,817		2,180,352		6,787		182,416		2,369,555

			~~W~~	4,227,177	~~W~~	5,633,218	~~W~~	122,941	~~W~~	444,479	~~W~~	6,200,638

POSCO
Note to Non-Consolidated Financial Statements
June 30, 2010
(Unaudited)

(*1)	Due to the difference in the closing schedule of investees’ financial statements, the Company used the unaudited or unreviewed financial statements of these companies as of June 30, 2010, when applying the equity method of accounting.

(*2)	Other increase (decrease) represents the changes in investment securities primarily due to acquisitions (disposals), dividends received, changes in capital surplus or capital adjustments arising from equity transaction with subsidiaries, changes in capital adjustments arising from translations of financial statements of foreign investees and others.

(*3)	On January 22, 2010, POSCO ICT Co., Ltd. merged with POSCON Co., Ltd.

(*4)	On January 1, 2010, POSCO Plant Engineering Co., Ltd. merged with POSCO Machinery Co., Ltd.

(*5)	These subsidiaries are newly acquired for the six-month period ended June 30, 2010.

(*6)	No shares have been issued in accordance with the local laws or regulations.

(*7)	The equity method of accounting has been suspended for investment in POSCO Malaysia SDN. BHD. as the Company’s net investments have been reduced to zero. Unrecorded changes in equity interest in POSCO Malaysia SDN. BHD. in 2010 amounted to ~~W~~ 5,163 million and the accumulated unrecorded change in the interest prior to 2010 amounted to ~~W~~ 5,992 million.

(*8)	This investment was reclassified to equity method accounted investments from available-for-sale securities, since its total assets were greater than ~~W~~ 10,000 million as of December 31, 2009.
(d)	For the six-month period ended June 30, 2010, amortization of goodwill amounted to ~~W~~ 19,938 million and the realized profit less the elimination of the unrealized profit from intercompany transactions amounted to ~~W~~ 230,791 million.

POSCO
Note to Non-Consolidated Financial Statements
June 30, 2010
(Unaudited)
8. Property, Plant and Equipment
(a)	Changes in property, plant and equipment for the six-month period ended June 30, 2010 are as follows:

	Beginning										Ending
(in millions of Won)	Balance		Acquisition (*1)		Disposal		Others (*2)		Depreciation		Balance
Land	~~W~~	961,869	~~W~~	837	~~W~~	—	~~W~~	(4,389)	~~W~~	—	~~W~~	958,317
Buildings		1,998,510		372,384		(761)		4,576		(91,256)		2,283,453
Structures		1,479,920		83,882		(2,445)		—		(61,022)		1,500,335
Machinery and equipment		8,270,432		705,748		(8,308)		—		(893,350)		8,074,522
Vehicles		16,803		2,712		(2)		—		(4,312)		15,201
Tools		16,737		3,746		—		—		(3,942)		16,541
Furniture and fixtures		50,057		8,497		(1)		(187)		(8,734)		49,632
Capital Lease Assets		9,555		—		—		—		(319)		9,236
Construction-in-progress		3,841,711		2,095,472		—		(1,208,036)		—		4,729,147

	~~W~~	16,645,594	~~W~~	3,273,278	~~W~~	(11,517)	~~W~~	(1,208,036)	~~W~~	(1,062,935)	~~W~~	17,636,384

(*1)	Includes acquisition cost transferred from construction-in-progress amounting to ~~W~~ 1,177,806 million.

(*2)	Represent assets transferred from construction-in-progress to intangible assets.
(b)	The Company’s expenditures in relation to construction-in-progress for the expansion of Pohang transporting plates amounted to ~~W~~ 2,095,472 million for the six-month period ended June 30, 2010.
9. Intangible Assets
Intangible assets, net of amortization, as of June 30, 2010 and December 31, 2009 are as follows:

(in millions of Won)	2010		2009
Intellectual property rights	~~W~~	4,395	3,028
Port facilities usage rights		120,498	100,144
Other intangible assets (*1)		44,075	48,657

	~~W~~	168,968	151,829

(*1)	The Company capitalized costs directly related to the Enterprise Resource Planning (ERP) system and process innovation as other intangible assets.

POSCO
Note to Non-Consolidated Financial Statements
June 30, 2010
(Unaudited)
10. Pledged Assets
(a)	As of June 30, 2010, government bonds and bonds issued by Seoul Metropolitan Rapid Transit Corp., amounting to ~~W~~ 29,794 million and ~~W~~ 1,945 million, respectively, were provided as collateral to the Gyeongsangbuk-Do Province Office as a guarantee for environmental remediation of POSCO No. 4 disposal site.

(b)	As of June 30, 2010, 2,100,910 shares, equivalent to 18,908,189 American depository receipts (“ADRs”) of SK Telecom Co., Ltd. have been pledged as collateral for the exchangeable bonds issued and 103,951,000 shares of Nippon Steel Corporation have been pledged as collateral for the 1st samurai bonds issued.

(c)	Guarantees provided by third parties on behalf of the Company as of June 30, 2010 and December 31, 2009 were as follows:

(in millions of Won)	2010				2009
Korea Development Bank	EUR	3,646,067	~~W~~	5,380	3,964,241	6,637

11. Other Assets
Other current and other long-term assets as of June 30, 2010 and December 31, 2009 are as follows:

(in millions of Won)	2010		2009
Other current assets
Short-term loans receivable	~~W~~	6,100	—
Accrued income		58,484	49,987
Advanced payments		6,152	11,943
Prepaid expense		43,049	8,465
Others		2,170	—

	~~W~~	115,955	70,395

Other long-term assets
Long-term loans receivable	~~W~~	33,636	24,554
Guarantee deposits		2,149	1,771
Other investment assets		510,796	62,485

		546,581	88,810
Less: Allowance for doubtful accounts		(517)	(692)

	~~W~~	546,064	88,118

POSCO
Note to Non-Consolidated Financial Statements
June 30, 2010
(Unaudited)
12. Short-Term Borrowings and Current Portion of Long-Term Debts
(a)	Short-term borrowings as of June 30, 2010 and December 31, 2009 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2010				2009
CP	2.59	KRW	580,000	~~W~~	580,000	—	—
Foreign currency borrowings	1.17 ~ 1.60	USD	706,293,507		854,827	369,055,984	430,910

				~~W~~	1,434,827		430,910

(b)	Current portion of long-term debts as of June 30, 2010 and December 31, 2009 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2010				2009
Domestic debentures	5.00	KRW	800,000	~~W~~	800,000	—	—
Loans from foreign financial institutions	2.00	EUR	636,350		939	636,350	1,065

					800,939		1,065

Less: Discount on debentures issued					(1,430)		—

				~~W~~	799,509		1,065

13. Long-Term Debts
(a)	Debentures as of June 30, 2010 and December 31, 2009 are as follows:

(in millions of Won)	Issue date	Maturity	Annual Interest Rate (%)	2010				2009
Domestic debentures	Mar. 28, 2006~ Jan. 20, 2009	Mar. 28, 2011~Jan. 20, 2014	5.00 ~ 6.52	KRW	2,300,000	~~W~~	2,300,000	2,300,000	2,300,000
9th Samurai Bonds	Jun. 28, 2006	Jun. 28, 2013	2.05	JPY	50,000,000,000		682,280	50,000,000,000	631,410
Euro Bonds	Aug. 10, 2006	Aug. 10, 2016	5.88	USD	300,000,000		363,090	300,000,000	350,280
Exchangeable bonds (*1)	Aug. 19, 2008	Aug. 19, 2013	—	JPY	52,795,000,000		720,419	52,795,000,000	666,706
Yen dominated FRN	Nov. 11, 2008	Nov. 11, 2011	6 Months Tibor+2.60	JPY	20,000,000,000		272,912	20,000,000,000	252,564
1st Samurai Private Equity Bonds	Dec. 29, 2008	Dec. 29, 2011	6 Months Tibor+1.60	JPY	50,000,000,000		682,280	50,000,000,000	631,410
Global Bonds	Mar. 26, 2009	Mar. 26, 2014	8.75	USD	700,000,000		847,210	700,000,000	817,320

							5,868,191		5,649,690
Add: Premium on bond redemption							10,878		10,067
Less: Current portion							(800,000)		—
Discount on debentures issued							(57,648)		(64,917)

						~~W~~	5,021,421		5,594,840

POSCO
Note to Non-Consolidated Financial Statements
June 30, 2010
(Unaudited)

(*1)	The Company issued exchangeable bonds, which are exchangeable with 18,908,189 SK Telecom Co., Ltd. ADRs, on August 19, 2008. Details of exchangeable bonds are as follows:

Issuance date:	August 19, 2008
Maturity date:	August 19, 2013
Rate:	Interest rate of zero percent
Face value:	JPY 52,795,000,000
Issuance price:	JPY 52,424,229,136
Premium on bond redemption :	JPY 797,204,500 (redeemed on put date or maturity date)

Exchangeable price:	JPY 2,999.11/ADR
Fair value of an exchangeable right at issuance date:	JPY 2,867,605,334
Fair value of an exchangeable right as of June 30, 2010:	JPY 68,633,500
Exercise period of exchangeable right:	Commercing ten business days following the issuance date until ten business days prior to maturity date
Exercisable date of put by bondholders:	August 19, 2011
The Company issued exchangeable bonds which is exchangeable with SK Telecom Co., Ltd. ADRs through Zeus (Cayman) Ltd., a SPV. The Company accounted for these exchangeable bonds as long-term debts under generally accepted accounting principles in the Republic of Korea as if the Company issued the exchangeable bonds.

(b)	Long-term domestic borrowings as of June 30, 2010 and December 31, 2009 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2010		2009
Korea Resources Corporation	Representive-Borrowing Rate (*1)-2.25	~~W~~	55,114	55,114
Woori Bank	Representive-Borrowing Rate (*1)-1.25		35,488	20,405
National Forestry Cooperative Federation	1.50		746	—

		~~W~~	91,348	75,519

(*1)	Indexed to the average yield of 3-year government bond which is rounded off to the nearest 0.25%.

POSCO
Note to Non-Consolidated Financial Statements
June 30, 2010
(Unaudited)
(c)	Long-term foreign currency borrowings as of June 30, 2010 and December 31, 2009 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2010				2009
Korea National Oil Corporation (*1)	Representive-Borrowing Rate-2.25	USD	4,549,590	~~W~~	5,578	4,549,590	5,578
The Expert-Import Bank of Korea (*2)	4.50	USD	153,000,000		185,175	—	—

				~~W~~	190,753		5,578

(*1)	The borrowing is related to the exploration of gas field in the Aral Sea and Namangan-Chust in Uzbekistan with Korea National Oil Corpoation (“KNOC”) (note 16).

(*2)	The borrowing is related to the Roy Hill iron exploration work in Australia.
(d)	Loans from foreign financial institutions as of June 30, 2010 and December 31, 2009 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2010				2009
NATIXIS	2.00	EUR	3,646,067	~~W~~	5,380	3,964,241	~~W~~	6,637
Less: Current portion		EUR	(636,350)		(939)	(636,350)		(1,065)

				~~W~~	4,441		~~W~~	5,572

(e)	Aggregate maturities of long-term debts as of June 30, 2010 are as follows:

					Foreign		Loans from
					Currency		Foreign Financial
(in millions of Won)	Debentures (*)		Borrowings		Borrowings		Institutions		Total
June 30,
2011	~~W~~	800,000	~~W~~	—	~~W~~	—	~~W~~	939	~~W~~	800,939
2012		1,455,192		4,025		—		939		1,460,156
2013		682,280		9,345		—		939		692,564
2014		2,578,507		10,960		50,923		939		2,641,329
Thereafter		363,090		67,018		139,830		1,624		571,562

	~~W~~	5,879,069	~~W~~	91,348	~~W~~	190,753	~~W~~	5,380	~~W~~	6,166,550

(*)	The amount includes premium on bond redemption.

POSCO
Note to Non-Consolidated Financial Statements
June 30, 2010
(Unaudited)
14. Accrued Severance Benefits
The changes in accrued severance benefits for the six-month period ended June 30, 2010 and the year ended December 31, 2009 are as follows:

(in millions of Won)	2010		2009
Estimated severance benefits at the beginning of period	~~W~~	784,357	851,391
Provision for severance benefits		131,119	3,320
Payment		(30,589)	(70,354)

Estimated severance benefits at the end of period	~~W~~	884,887	784,357

Transferred to National Pension Fund		(82)	(82)
Deposit for sererance benefits trust		(610,472)	(599,088)

Net balance at the end of period	~~W~~	274,333	185,187

15. Other Current Liabilities
Other current liabilities as of June 30, 2010 and December 31, 2009 are as follows:

(in millions of Won)	2010		2009
Other current liabilities
Advances received	~~W~~	55,804	25,615
Unearned revenue		2,803	2,012
Others		25,468	6,177

	~~W~~	84,075	33,804

POSCO
Note to Non-Consolidated Financial Statements
June 30, 2010
(Unaudited)
16. Commitments and Contingencies
(a)	As of June 30, 2010, contingent liabilities for outstanding guarantees provided by the Company for the repayment of loans of related companies and others are as follows:

(in millions of Won)		2010				2009
Company	Financial Institution	Guaranteed		Won Equivalent		Guaranteed	Won Equivalent
Related companies

POSCO Investment Co.,		USD	477,000,000	~~W~~	778,965	346,000,000		607,184
Ltd.	HSBC	MYR	240,000,000			280,000,000
		CNY	630,000,000			630,000,000
POSCO-Vietnam Co.,	The Export-Import	USD	230,000,000		343,960	230,000,000		329,249
Ltd.	Bank of Korea	JPY	4,806,750,000			4,806,750,000

					1,122,925			936,433

Others
Zeus (Cayman) Ltd.	Related creditors	JPY	52,795,000,000		720,419	52,795,000,000		666,706
BX STEEL POSCO Cold		USD	13,220,000		66,216	13,800,000		77,554
Rolled Sheet Co., Ltd.	Bank of China and others	CNY	282,050,000			359,180,000

					786,635			744,260

				~~W~~	1,909,560		~~W~~	1,680,693

(b)	As of June 30, 2010, the Company issued five blank promissory notes to Korea Resources Corporation as collateral for borrowings, and issued six blank promissory notes to KNOC as collateral for foreign currency borrowings.

(c)	The Company entered into a capital lease contract acquiring a ro-ro ship for the exclusive use of transporting plates for ~~W~~ 1,953 million and US$11,583 thousand, equivalent to 90% of fair value of the ship price, to be redeemed over 12 years.

(d)	As of June 30, 2010, the Company acquired certain tools and equipment under operating lease agreements from Macquarie Capital Korea Company Limited and others. The Company’s rent expense with respect to these lease agreements amounted to ~~W~~ 3,141 million for the six-month period ended June 30, 2010.

(e)	The Company is involved eleven lawsuits and claims for alleged damages aggregating to ~~W~~ 7,356 million as of June 30, 2010 which arose in the ordinary course of business. The Company is unable to predict the possible outcome of the above claims. However, in the opinion of management, the foregoing lawsuits and claims will not have a material adverse effect on the Company’s financial position, operating results or cash flows. No provision is recorded in connection with the above lawsuits and claims as of June 30, 2010.

(f)	The Company entered into long-term contracts to purchase iron ore, coal, nickel and other raw materials. These contracts generally have terms of more than three years and provide for periodic price adjustments to the market price. As of June 30, 2010, 339 million tons of iron ore and 55 million tons of coal remained to be purchased under such long-term contracts.

POSCO
Note to Non-Consolidated Financial Statements
June 30, 2010
(Unaudited)
(g)	The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia regarding the commitment to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. This agreement provides for periodic price adjustments to market price (Japan JCC), and the ceiling price is applied when the market price exceeds the certain price level provided in the agreement.

(h)	The Company has a bank overdraft agreements of up to ~~W~~ 200,000 million with Woori Bank and six other banks as of June 30, 2010. In addition, the Company entered into a credit purchase loan agreement with Industrial Bank of Korea and four other banks for credit lines of up to ~~W~~ 710,000 million and short-term borrowing agreement of up to ~~W~~ 150,000 million with Woori Bank.

(i)	As of June 30, 2010, the Company has an agreement with Woori Bank and others to open letters of credit, documents against acceptance and documents against payment amounting to US$1,300 million and US$1,000 million in foreign short-term borrowings.

(j)	The outstanding balance of accounts receivable in foreign currency sold to financial institutions as of June 30, 2010 amounted to US$253 million for which the Company is contingently liable upon the issuers’ default.

(k)	The Company entered into commitments of foreign currency long-term borrowings which are limited up to the amount of US$6.86 million and US$3.54 million with KNOC related to the exploration of gas fields in the Aral Sea and Namangan-Chust in Uzbekistan, respectively. The repayment obligation depends on the success of the project. The Company is not liable for the repayment of full or part of money borrowed if the project fails and also the Company has agreed to pay certain portion of its profits under certain conditions as defined by borrowing agreement.

(l)	The Company has provided a supplemental funding agreement as the largest shareholder by the requests from the creditors including Korea Development Bank for seamless funding to POSCO Power Corp. under construction of new power plants.

POSCO
Note to Non-Consolidated Financial Statements
June 30, 2010
(Unaudited)
17. Derivatives
(a)	Details of derivatives as of June 30, 2010 are as follows:

	Purpose of	Financial
Type of Transaction	Transaction	Institutions	Description of contract
	Issuing exchangeable	Investee for	Exchangeable rights
Embedded derivative (*)	bonds	exchangeable bonds	for stock

(*)	The Company applied derivative accounting as exchangeable right to investors related to exchangeable bond issued in August 19, 2008 meets certain criteria of embedded derivatives. Fair values of exchangeable right are ~~W~~ 2,133 million (JPY 168,994,000) as of December 31, 2009 and ~~W~~ 937 million (JPY 68,633,500) as of June 30, 2010. This exchangeable right is included in other long-term liabilities.
(b)	Details of the gains (losses) on derivatives, net for the six-month periods ended June 30, 2010 and 2009 are as follows:

(in millions of Won)	Valuation Gain			Transaction Gain
Type of Transaction	2010		2009	2010		2009
Currency forward (Swaps)	~~W~~	—	—	~~W~~	26,737	1,076
Embedded derivative		1,197	6,165		—	—

	~~W~~	1,197	6,165	~~W~~	26,737	1,076

POSCO
Note to Non-Consolidated Financial Statements
June 30, 2010
(Unaudited)
18. Stock Appreciation Rights
(a)	The Company granted stock appreciation rights to its executive officers in accordance with the stock appreciation rights plan approved by the Board of Directors. The details of the stock appreciation rights granted are as follows:

	1st Grant			2nd Grant			3rd Grant			4th Grant			5th Grant			6th Grant			Total
Before the modifications (*)
Number of shares		498,000	shares		60,000	shares		22,000	shares		141,500	shares		218,600	shares		90,000	shares	1,030,100	shares
Exercise price	~~W~~	98,400	per share	~~W~~	135,800	per share	~~W~~	115,600	per share	~~W~~	102,900	per share	~~W~~	151,700	per share	~~W~~	194,900	per share
After the modifications (*)
Grant date	July 23, 2001			April 27, 2002			September 18, 2002			April 26, 2003			July 23, 2004			April 28, 2005
Exercise price	~~W~~	98,900	per share	~~W~~	136,400	per share	~~W~~	116,100	per share	~~W~~	102,900	per share	~~W~~	151,700	per share	~~W~~	194,900	per share
Number of shares granted		453,576	shares		55,896	shares		20,495	shares		135,897	shares		214,228	shares		90,000	shares	970,092	shares
Number of shares cancelled		19,409	shares		—			—			—			—			—		19,409	shares
Number of shares exercised		434,167	shares		55,896	shares		20,495	shares		135,897	shares		142,964	shares		64,000	shares	853,419	shares
Number of shares outstanding		—			—			—			—			71,264	shares		26,000	shares	97,264	shares
Exercise period	July 24, 2003~			April 28, 2004~			Sept. 19, 2004~			April 27, 2005~			July 24, 2006~			April 29, 2007~
	July 23, 2008			April 27, 2009			Sept. 18 2009			April 26, 2010			July 23, 2011			April 28, 2012

(*)	The Company modified the number of shares granted under the stock appreciation rights and the exercise price, as presented above (1st, 2nd, 3rd, 4th, 5th), in accordance with the resolutions of the Board of Directors on April 26, 2003, October 17, 2003 and October 22, 2004.
(b)	Expense (or income) related to stock appreciation rights granted to executives incurred for the six-month period ended June 30, 2010 is as follows:

(in millions of Won)	1stGrant		2ndGrant		3rdGrant		4thGrant		5thGrant		6thGrant		Total
Prior periods	~~W~~	59,945	~~W~~	10,780	~~W~~	6,071	~~W~~	31,896	~~W~~	81,239	~~W~~	31,694	~~W~~	221,625
Current period		—		—		—		(32)		(7,831)		(2,965)		(10,828)

	~~W~~	59,945	~~W~~	10,780	~~W~~	6,071	~~W~~	31,864	~~W~~	73,408	~~W~~	28,729	~~W~~	210,797

POSCO
Note to Non-Consolidated Financial Statements
June 30, 2010
(Unaudited)
19. Selling and Administration Expenses
Details of selling and administrative expenses for the three-month and six-month periods ended June 30, 2010 and 2009 are as follows:

	For the three-month periods			For the six-month periods
	ended June 30			ended June 30
(in millions of Won)	2010		2009	2010	2009
Selling expenses	~~W~~	187,057	156,325	359,737	309,208
Fees and charges		35,032	27,186	67,580	55,194
Salaries and wages		36,819	23,189	72,242	47,601
Advertising		20,668	17,618	40,942	34,104
Research and development		20,531	2,759	43,521	10,049
Depreciation		3,702	3,751	7,356	7,510
Amortization		3,791	4,006	7,750	7,730
Rent		6,358	4,599	12,474	9,125
Other employ benefits		14,455	17,203	27,192	32,355
Provision for severance benefits		8,470	370	19,428	3,767
Supplies		556	449	4,027	2,930
Travel		5,253	2,902	8,944	5,542
Training		6,923	2,321	10,008	5,629
Repairs		2,542	1,502	5,361	2,852
Communications		1,966	1,947	3,866	3,732
Vehicle expenses		1,649	1,363	3,011	2,723
Taxes and public dues		1,031	873	2,187	1,966
Entertainment		1,077	652	2,399	1,547
Subscriptions and printing		475	380	1,234	973
Utilities		233	102	514	186
Others		4,295	14,576	10,204	18,360

	~~W~~	362,883	284,073	709,977	563,083

POSCO
Note to Non-Consolidated Financial Statements
June 30, 2010
(Unaudited)
20. Income Taxes
(a)	Income tax expense for the six-month periods ended June 30, 2010 and 2009 is as follows:

(in millions of Won)	2010		2009
Current income taxes (*)	~~W~~	536,240	290,055
Deferred income taxes (*)		(11,264)	52,583
Carryforward income tax		38,558	(147,876)
Items charged directly to shareholders’ equity		10,151	(94,963)

	~~W~~	573,685	99,799

(*)	Additional tax payments (or tax refunds) arising from finalized tax assessment are added or deducted in current income taxes and deferred income taxes.
(b)	The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the six-month periods ended June 30, 2010 and 2009:

(in millions of Won)	2010		2009
Net income before income tax expense	~~W~~	3,207,166	854,845
Income tax expense computed at statutory rate		776,123	206,860
Adjustments:
Tax credit		(135,614)	(148,312)
Others, net		(66,824)	41,251

Income tax expense	~~W~~	573,685	99,799

Effective rate (%)		17.9%	11.7%

POSCO
Note to Non-Consolidated Financial Statements
June 30, 2010
(Unaudited)
(c)	Changes in temporary differences and deferred income taxes for the six-month period ended June 30, 2010 are as follows:

	Temporary differences						Deferred income tax
(in millions of Won)	Dec. 31, 2009		Inc. (dec.) (*1)		June 30, 2010		Dec. 31, 2009		Inc. (dec.) (*1)		June 30, 2010
Deductible (taxable) temporary differences:
Reserve for special repairs	~~W~~	(173,990)	~~W~~	9,488	~~W~~	(164,502)	~~W~~	(39,500)	~~W~~	2,296	~~W~~	(37,204)
Reserve for technology developments		(800,000)		(400,000)		(1,200,000)		(176,000)		(88,000)		(264,000)
Dividend income from related companies		461,399		48,233		509,632		101,508		10,611		112,119
Depreciation expense		(357,064)		513		(356,551)		(78,445)		(1,612)		(80,057)
Valuation of equity method accounted investments (*2)		(1,492,065)		(120,638)		(1,612,703)		(236,119)		21,689		(214,430)
Prepaid expenses		73,375		6,700		80,075		17,756		1,622		19,378
Impairment loss on property, plant and equipment		35,696		(777)		34,919		7,998		(226)		7,772
Gain on foreign currency translation		190,953		288,643		479,596		39,783		63,423		103,206
Others		474,039		(38,373)		435,666		99,140		(8,690)		90,450

	~~W~~	(1,587,657)	~~W~~	(206,211)	~~W~~	(1,793,868)	~~W~~	(263,879)	~~W~~	1,113	~~W~~	(262,766)

Deferred income taxes recognized directly to equity:
Capital adjustment arising from equity method accounted		(655,122)		(123,487)		(778,609)		(144,127)		(27,167)		(171,294)
Gain on valuation of available-for-sale securities		(835,211)		295,108		(540,103)		(183,746)		64,924		(118,822)
Loss on valuation of available-for-sale securities		868,159		(125,481)		742,678		190,995		(27,606)		163,389

	~~W~~	(622,174)	~~W~~	46,140	~~W~~	(576,034)	~~W~~	(136,878)	~~W~~	10,151	~~W~~	(126,727)

Deferred tax from tax credit:
Tax credit								286,556		(38,558)		247,998

							~~W~~	(114,201)	~~W~~	(27,294)	~~W~~	(141,495)

(*1)	The adjustments reflect the effect of the finalized tax assessment for the year ended December 31, 2009.

(*2)	As the Company is unlikely to dispose of its investee shares within five years, the income tax effect of ~~W~~ 405,233 million in June 30, 2010 is not recognized as it is not probable that the deferred tax asset will be realized.
(d)	A summary of deferred tax assets and liabilities as of June 30, 2010 is as follows:

(in millions of Won)	Current		Non-current		Total
Deferred tax assets	~~W~~	267,377	~~W~~	503,947	~~W~~	771,324
Deferred tax liabilities		(19,192)		(893,627)		(912,819)

Net deferred tax assets (liabilities)	~~W~~	248,185	~~W~~	(389,680)	~~W~~	(141,495)

(e)	Income tax expense which is directly charged to shareholders’ equity due to changes in valuation of available-for-sale securities for the six-month period ended June 30, 2010 amounted to ~~W~~ (10,151) million.

POSCO
Note to Non-Consolidated Financial Statements
June 30, 2010
(Unaudited)
21. Comprehensive Income
(a)	For the six-month periods ended June 30, 2010 and 2009, comprehensive income is as follows:

(in millions of Won)	2010		2009
Net income	~~W~~	2,633,481	755,046
Gain (loss) on valuation of available-for-sale securities		(94,991)	165,139
Less: tax effect		(37,318)	64,876
Changes in capital adjustments arising from equity method accounted investments		23,158	100,446
Less: tax effect		7,769	18,633

Comprehensive income	~~W~~	2,532,099	1,104,140

(b)	For the three-month periods ended on June 30, 2010 and 2009, comprehensive income is as follows:

(in millions of Won)	2010		2009
Net income	~~W~~	1,196,246	430,530
Gain (loss) on valuation of available-for-sale securities		(142,228)	256,794
Less: tax effect		(55,875)	101,018
Changes in capital adjustments arising from equity method accounted investments		58,075	(35,173)
Less: tax effect		22,285	(5,412)

Comprehensive income	~~W~~	1,078,503	747,757

POSCO
Note to Non-Consolidated Financial Statements
June 30, 2010
(Unaudited)
22. Earnings Per Share
(a)	Basic earnings per share for the six-month periods ended June 30, 2010 and 2009 were as follows:

(in millions of Won except per share information)	2010		2009
Net income	~~W~~	2,633,481	755,046
Weighted-average number of common shares outstanding (*)		77,032,878	76,569,916

Basic earnings per share	~~W~~	34,186	9,861

(*)	Basic earnings per share is computed by dividing net income allocated to common stock, by the weighted-average number of common shares outstanding for the six-month periods ended June 30, 2010 and 2009:

	2010	2009
Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(10,153,957)	(10,616,919)

Weighted-average number of common shares outstanding	77,032,878	76,569,916

(b)	Basic earnings per share for for the three-month periods ended June 30, 2010 and 2009 were as follows:

(in millions of Won except per share information)	2010		2009
Net income	~~W~~	1,196,246	430,530
Weighted-average number of common shares outstanding (*)		77,032,878	76,569,916

Basic earnings per share	~~W~~	15,529	5,623

(*)	Basic earnings per share is computed by dividing net income allocated to common stock, by the weighted-average number of common shares outstanding for the three-month periods ended June 30, 2010 and 2009:

	2010	2009
Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(10,153,957)	(10,616,919)

Weighted-average number of common shares outstanding	77,032,878	76,569,916

(c)	Basic earnings per share for the three-month period ended March 31, 2010 and for the year ended December 31, 2009 were ~~W~~ 18,657 and ~~W~~ 41,380.

POSCO
Note to Non-Consolidated Financial Statements
June 30, 2010
(Unaudited)
23. Related Party Transactions
(a)	As of June 30, 2010, the subsidiaries of the Company are as follows:

Domestic (32)	POSCO E&C Co., Ltd., Posteel Co., Ltd., POSCO Coated & Color Steel Co., Ltd., POSCO Plant Engineering Co., Ltd., POSCO ICT Co., Ltd., POSCO Research Institute, Seung Kwang Co., Ltd., POSCO Architects & Consultants Co., Ltd., POSCO Specialty Steel Co., Ltd., POSTECH Venture Capital Corp., POSTECH 2006 Energy Fund, POSCO Chemtech Company Ltd.(formerly, POSCO Refractories & Environment Co., Ltd.), POSCO Terminal Co., Ltd., POSMATE Co., Ltd., Samjung Packing & Aluminum Co., Ltd., POSCO Power Corp., PHP Co., Ltd., PNR Co., Ltd., Megaasset Co., Ltd., Daewoo engineering Company, Metapolis Co., Ltd., POSCO TMC Co., Ltd.(formerly, POSCORE Co., Ltd.), Pohang Fuel Cell Co., Ltd., POSCOAST Co., Ltd., Daimyung TMS Co., Ltd., POS-HiMetal Co., Ltd., POSCO E&E Co., Ltd., Gwangyang Steel Fabrication Center, 9Digit Co., Ltd., Sungjin Geotec Co., Ltd., Postech Early Stage Fund, POSCO Family Strategy Fund

Foreign (58)	POSCO America Corporation, POSCO Australia Pty. Ltd., POSCO Canada Ltd., POSCAN Elkview Coal Ltd., POSCO Asia Co., Ltd., VSC POSCO Steel Corp., Dalian POSCO-CFM Coated Steel Co., Ltd., POSCO-CTPC Co., Ltd., POSCO-JKPC Co., Ltd., International Business Center Corporation, POSLILAMA E&C Co., Ltd., Zhangjiagang Pohang Stainless Steel Co., Ltd., Guangdong Pohang Coated Steel Co., Ltd., POSCO (Thailand) Co., Ltd., Myanmar POSCO Steel Co., Ltd., Zhangjiagang Posha Steel Port Co., Ltd., POSCO-JOPC Co., Ltd., POSCO Investment Co., Ltd., POSCO-MKPC SDN. BHD., Qingdao Pohang Stainless Steel Co., Ltd., POSCO (Suzhou) Automotive Processing Center Co.,Ltd., POSEC-Hawaii Inc., POS-Qingdao Coil Center Co., Ltd., POS-ORE Pty. Ltd., POSCO-China Holding Corp., POSCO-Japan Co., Ltd., POSCO E&C (Zhangjiagang) Engineering & Consulting Co., Ltd., POS-CD Pty. Ltd., POS-GC Pty. Ltd., POSCO-India Private. Ltd., POSCO-India Pune Steel Processing Centre Pvt. Ltd., POSCO-JNPC Co., Ltd., POSCO-Foshan Steel Processing Center Co. Ltd., POSCO E&C (Beijing) Co., Ltd., POSCO-MPC S.A. de C.V., Zhanjiagang Pohang Port Co., Ltd., POSCO-Vietnam Co., Ltd., POSCO-Mexico Co., Ltd., POSCO-India Delhi Steel Processing Centre Pvt. Ltd., POSCO (Chongqing) Automotive Processing Center Co., Ltd., POS-NP Pty. Ltd., POSCO Vietnam Processing Center Co., Ltd., Suzhou pos-core Technology Co., Ltd., POSCO-JYPC Co., Ltd., POSCO-Malaysia SDN. BHD., POS-Minerals Corporation, POSCO (Wuhu) Automotive Processing Center Co., Ltd., &TV Communications, POSCO-Phillippine Manila Processing Center INC., POSCO VST Co., Ltd. POSCO-Mexico Steel Distribution Center Co., Ltd., POSCO Maharashtra Steel Private Limited., POSCO India Chennai Steel Processing Centre Pvt Ltd., POSCO Turkey Nilufer Processing Center Co., Ltd., POSCO Vietnam Hanoi Processing Center Co., Ltd., POSCO (Liaoning) Automotive Processing Center Co., Ltd., POSCO-Indonesia Jakarta Processing Center Co., Ltd., POSCO China Dalian Plate Processing Center Ltd.

POSCO
Note to Non-Consolidated Financial Statements
June 30, 2010
(Unaudited)
(b)	Significant transactions, which occurred in the ordinary course of business, with related companies for the six-month periods ended June 30, 2010 and 2009, and the related account balances as of June 30, 2010 and December 31, 2009 are as follows:

	Sales and others (*1)			Purchase and others (*1)			Receivables (*2)			Payables (*2)
(in millions of Won)	2010		2009	2010		2009	2010		2009	2010		2009
Subsidiaries
POSCO E&C Co., Ltd.	~~W~~	3,032	3,370	~~W~~	1,306,382	1,060,368	~~W~~	893	480	~~W~~	452,368	437,818
Posteel Co., Ltd.		510,441	641,826		141,985	60,487		125,977	114,783		9,654	3,484
POSCO Coated & Color Steel Co., Ltd.		328,461	225,875		1,653	541		141,740	109,615		835	199
POSCO Plant Engineering Co., Ltd.		2,046	8,413		86,739	136,455		—	11		46,473	35,558
POSCO ICT Co., Ltd.		503	580		214,408	179,760		—	13		78,117	73,171
POSCO Chemtech Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)		44,069	44,686		261,896	211,279		7,124	6,880		60,704	66,008
Samjung Packing & Aluminum Co., Ltd.		14,510	8,362		118,268	99,561		3,149	1,472		29,845	24,942
POSCO TMC Co., Ltd. (formerly, POSCORE Co., Ltd.)		73,660	61,528		52	1		15,660	11,678		23	24
POSCOAST Co., Ltd.		155,342	—		27,429	—		37,231	17,492		5,535	7,572
POSCO America Corporation		103,811	79,330		—	—		5,095	531		—	—
POSCO Canada Limited		—	—		84,009	25,170		—	—		21,661	—
POSCO Asia Co., Ltd.		526,379	575,037		73,936	50,625		33,635	40,548		4,390	1,170
POSCO (Thailand) Co., Ltd.		66,516	14,034		76	—		542	1,768		—	—
POSCO-MKPC SDN. BHD.		31,600	7,264		—	—		—	—		—	—
Qingdao Pohang Stainless Steel Co., Ltd.		34,780	97,929		—	—		2,636	2,353		—	—
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		54,435	—		—	—		—	—		—	—
POSCO-Japan Co., Ltd.		490,025	269,411		46,664	8,045		23,002	25,972		8,259	6,701
POSCO-India Pune Processing Centre Pvt. Ltd.		81,692	18,942		—	—		2,513	—		—	1
POSCO-Foshan Steel Processing Center Co., Ltd.		32,459	5,089		—	—		—	—		—	—
POSCO-MPC S.A. de C.V.		77,489	—		—	—		—	—		—	—
POSCO-Vietnam Co., Ltd.		140,442	1,917		—	—		16,357	1,934		—	—
POSCO-Mexico Co., Ltd.		108,585	22,579		—	—		4,454	—		—	—
POSCO-India Delhi Steel Processing Centre Pvt. Ltd.		39,722	2,467		76	255		—	—		—	—
POSCO (Wuhu) Automotive Processing Center Co., Ltd.		59,758	—		—	—		—	—		—	—
Others		187,474	54,702		80,344	54,617		10,577	5,431		23,857	14,696

		3,167,231	2,143,341		2,443,917	1,887,164		430,585	340,961		741,721	671,344

Equity method investees
eNtoB Corporation		—	—		130,502	105,591		—	—		5,691	6,561
SNNC Co., Ltd.		906	94		268,230	155,727		174	1,974		22,660	26,963
USS-POSCO Industries		124,252	110,640		185	7		—	18,310		—	—
Poschrome (Proprietary) Limited		—	—		31,673	15,305		—	176		—	—
Others		9,819	4,464		120	3,132		—	820		—	78

		134,977	115,198		430,710	279,762		174	21,280		28,351	33,602

	~~W~~	3,302,208	2,258,539	~~W~~	2,874,627	2,166,926	~~W~~	430,759	362,241	~~W~~	770,072	704,946

(*1)	Sales and others include sales, non-operating income and others; purchases and others include purchases, acquisition of property, plant and equipment, overhead expenses and others.

(*2)	Receivables include trade accounts and notes receivable and other accounts receivable and others; payables include trade accounts and notes payable, other accounts payable and others.

POSCO
Note to Non-Consolidated Financial Statements
June 30, 2010
(Unaudited)
(c)	For the six-month periods ended June 30, 2010 and 2009, details of compensation to key management officers are as follows:

(in millions of Won)	2010		2009
Salaries	~~W~~	8,114	5,748
Severance benefits		3,222	3,653
Management achievement awards and others		11,929	7,124

Total	~~W~~	23,265	16,525

Key management officers include directors (including non-executive directors) and executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations. Other than the compensation which is described above, the Company granted stock appreciation rights to its key management officers. The Company recognized expense related to stock appreciation rights which were decreased by ~~W~~ 10,828 million, and increased by ~~W~~ 8,999 million for the six-month periods ended June 30, 2010 and 2009, respectively. (note 18)
24. Segment Information
The Company has main plants in Pohang and in Gwangyang in the Republic of Korea. Sales of the plants for the six-month periods ended June 30, 2010 and 2009 were as follows:

(in millions of Won)	2010		2009
Pohang	~~W~~	7,990,006	7,383,095
Gwangyang		6,824,426	5,384,230
Others		67,789	47,974

Total	~~W~~	14,882,221	12,815,299

POSCO
Note to Non-Consolidated Financial Statements
June 30, 2010
(Unaudited)
25. Cost of goods sold
Details of cost of goods sold for the three-month and six-month periods ended June 30, 2010 and 2009 are as follows:

	For the three-month periods			For the six-month periods
	ended June 30			ended June 30
(in millions of Won)	2010		2009	2010		2009
Finished goods, semi-finished goods and by-product
Beginning balance of inventories	~~W~~	1,340,207	2,271,824	~~W~~	1,191,502	2,749,541
Cost of goods manufactured		6,137,354	5,091,408		11,426,047	10,349,767
Tranfer from other assets, net		7,130	13,703		10,077	83,203
Refund of customs		(8,001)	(2,988)		(13,178)	(5,120)

Ending balance of inventories		(1,763,919)	(1,494,965)		(1,763,919)	(1,494,965)
		5,712,771	5,878,982		10,850,529	11,682,426

Others		21,099	14,186		38,657	26,325

Total	~~W~~	5,733,870	5,893,168	~~W~~	10,889,186	11,708,751

26. The Company’s plan and status for applying K-IFRS
The Company plans to prepare its financial statements under K-IFRS from 2011. To manage all the things accompanied with adoption of K-IFRS, the Company has organized a separate task force, and it has analyzed the impact of the adoption of K-IFRS and has been on the process of modification of system. Also, the Company has trained persons in charge of adoption of K-IFRS in POSCO and its subsidiaries and it is reporting the status of K-IFRS project to the audit committee and management group periodically. Details of action plans and current status for the preparation of K-IFRS as of June 30, 2010 are as follows:
–	Established separate Task Force Team for the adoption of K-IFRS in July 2008

–	First phase of K-IFRS project: Analysis of the impact on adoption of K-IFRS and creating Group from August 2008 to March 2009

–	Second phase of K-IFRS project: Designing stand-alone financial closing precess with respect to GAAP differences from April 2009 to January 2010

–	Third phase of K-IFRS project: Preparing comparative financial statements and supplementing accounting system from February 2010 up to now

POSCO
Note to Non-Consolidated Financial Statements
June 30, 2010
(Unaudited)
27. Subsequent Event
(a) Interim dividends
On the Board of Directors’ meeting on July 16, 2010, the Company has decided to pay interim dividends to the ordinary share owners. The details of the interim dividends are as follows:

Gross amount of dividends (in Won)	~~W~~	192,582,195,000
Number of share		77,032,878
Dividends per share	~~W~~	2,500
Dividend ratio		50%
Dividend payout ratio (*1)		7.31%
Dividend yield ratio (*2)		0.54%

(*1)	Interim Dividends/ Net income

(*2)	Dividends per share/ Closing stock price as of June 30, 2010 (~~W~~466,500)

36